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                                                                    EXHIBIT 20.1


   SELECTED PORTIONS OF JOINT PROXY STATEMENT/PROSPECTUS DATED OCTOBER 27, 1999

   Set Forth below are selected portions of the Joint Proxy Statement/Prospectus dated October 27, 1999 of Transocean Offshore Inc. and Schlumberger Limited, which constitutes a part of the Registration Statement on Form S-4 (Registration No. 333-89727) of Transocean Offshore Inc.

                                     * * *

THE COMPANIES

TRANSOCEAN OFFSHORE INC.
4 Greenway Plaza
Houston, Texas 77046
Phone: (713) 232-7500

     Transocean is a leading international provider of offshore contract drilling services for oil and gas exploration, development and production. As of September 30, 1999, Transocean owned, had partial ownership in or operated 30 mobile offshore drilling units, including the technologically advanced, ultra-deepwater drillships Discoverer Enterprise and Discoverer Spirit, and had one additional Discoverer Enterprise-class drillship under construction. Transocean contracts these drilling rigs, related equipment and work crews primarily on a dayrate basis to drill oil and gas wells. Transocean also provides additional drilling services, including well intervention and management of third-party well service activities.

For further information on Transocean, see "Business of Transocean" ....

  Recent Developments

     Transocean recently reported its unaudited financial results for each of the quarter and three quarters ended September 30, 1999. Net income for the three months ended September 30, 1999 was $46.9 million or $0.46 per diluted share on revenues of $204.3 million. Comparative net income and diluted earnings per share for the corresponding three months in 1998 were $84.4 million and $0.84, respectively, excluding a nonrecurring after tax gain of $8.5 million, or $0.08 per diluted share, relating to the sale of certain noncore assets and surplus drilling components. Revenues in the prior year period were $269.0 million.

     For the nine months ended September 30, 1999, net income totaled $188.5 million or $1.87 per diluted share on revenues of $746.2 million. Comparative net income and diluted earnings per share for the nine months ended September 30, 1998 were $217.7 million and $2.16, respectively, exclusive of nonrecurring, after tax gains totaling $22.4 million or $0.22 per diluted share relating to the sale of noncore assets and surplus drilling components and the settlement of a contract dispute. Revenues during the initial nine months of 1998 were $778.9 million.

     The table below sets forth some of the financial results discussed above.

                                             THREE MONTHS ENDED     NINE MONTHS ENDED
                                                SEPTEMBER 30,         SEPTEMBER 30,
                                             -------------------   -------------------
                                               1999       1998       1999       1998
                                             --------   --------   --------   --------
                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
Operating revenues.........................  $204,305   $269,002   $746,229   $778,892
Operating income...........................    62,083    120,291    258,875    312,812
Net income.................................    46,869     92,929    188,479    240,150
Earnings per share
  Basic....................................      0.47       0.93       1.88       2.40
  Diluted..................................      0.46       0.92       1.87       2.38

     On October 19, 1999, Transocean executed a commitment letter with a commercial bank under which the bank will underwrite a $400 million unsecured five-year term loan facility. Proceeds made available under the facility will be used to refinance all intercompany indebtedness of Sedco Forex to Schlumberger upon completion of the merger and for general corporate purposes. Amounts outstanding under the facility will bear interest at floating rates equal to LIBOR plus a margin equal to a percentage based on Transocean's credit rating in effect from time to time or the bank's prime rate, at Transocean's option, and may be prepaid at any time without premium or penalty. No principal amortization is required for the first two years of the facility. The facility will be established under a credit agreement that will contain financial covenants obligating Transocean to maintain a minimum interest coverage ratio and a maximum ratio of consolidated indebtedness to total capitalization and will contain other customary covenants, representations and warranties and conditions precedent.


                                     * * *



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                                     * * *

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This document and the documents incorporated by reference in this joint proxy statement/prospectus contain both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include the information concerning possible or assumed future results of operations of Transocean, Schlumberger, Sedco Forex and Transocean Sedco Forex, including statements about the following subjects:

     - business strategies
     - operating efficiencies or synergies
     - growth opportunities
     - competitive position
     - market outlook
     - expected financial position
     - expected results of operations
     - future cash flows
     - future dividends
     - financing plans
     - budgets for capital and other expenditures
     - timing and cost of completion of capital projects
     - expected results of the transactions
     - plans and objectives of management
     - timing of the transactions
     - tax treatment of the transactions
     - accounting treatment of the transactions
     - transaction-related expenses
     - performance of contracts
     - outcomes of legal proceedings
     - compliance with applicable laws
     - adequacy of insurance
     - plans and expectations regarding year 2000 issues

     Forward-looking statements in this joint proxy statement/prospectus are identifiable by use of the following words and other similar expressions, among others:

                       - "anticipate"
                       - "believe"
                       - "budget"
                       - "could"
                       - "estimate"
                       - "expect"
                       - "forecast"
                       - "intend"
                       - "may"
                       - "might"
                       - "plan"
                       - "predict"
                       - "project"
                       - "should"

     The following factors could affect the future results of operations of Transocean Sedco Forex or Schlumberger, and could cause those results to differ materially from those expressed in the forward-looking statements included in this document or incorporated by reference:

     - worldwide demand for oil and gas;

     - oil and gas prices;

     - the level of activity in offshore oil and gas exploration, development and production;

     - exploration success by producers;

     - competition and market conditions in the offshore contract drilling industry;

     - the ability to enter into and the terms of future drilling contracts;

     - cost overruns on construction projects;

     - work stoppages by shipyard workers;

     - delays in construction projects, which in some cases may trigger the drilling contract customer's right to terminate the drilling contract for the unit under construction;

     - risks inherent in turnkey contracts;

     - the availability of qualified personnel;




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     - labor relations and wage negotiations with unions;

     - operating hazards;

     - political and other uncertainties inherent in non-U.S. operations, including exchange and currency fluctuations;

     - the impact of governmental laws and regulations;

     - the adequacy of sources of liquidity;

     - the effect of litigation and contingencies;

     - the success in implementing a year 2000 compliance plan; and

     - the failure of financial and other service providers to be year 2000 compliant on a timely basis.

     The above factors are in addition to those factors discussed:

     - In this joint proxy statement/prospectus under "Risk Factors," the "Market Outlook," "Other Factors Affecting Operating Results," "Liquidity and Capital Resources," "Year 2000 Issues" and "Euro Disclosures" subsections of "Sedco Forex Management's Discussion and Analysis of Financial Condition and Results of Operations," and the "Industry Conditions and Competition," "Markets," "Operating Risks," "International Operations," "Regulation," and "Legal Proceedings" subsections of "Business of Sedco Forex" and elsewhere.

     - In the documents that Transocean incorporates by reference into this joint proxy statement/prospectus, including in the "Market Outlook," "Other Factors Affecting Operating Results," "Liquidity and Capital Resources" and "Year 2000 Issues" subsections of the "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of Transocean's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 and its Quarterly Reports on Form 10-Q for the periods ended March 31, 1999 and June 30, 1999 and subsequent SEC filings on those forms.

     - In the documents that Schlumberger incorporates by reference into this joint proxy statement/prospectus, including in the "Currency Risks," "Environmental Matters," "Year 2000 Readiness Disclosure" and "Euro Disclosures" subsections of the "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of Schlumberger's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 and its Quarterly Reports on Form 10-Q for the periods ended March 31, 1999 and June 30, 1999 and subsequent SEC filings on those forms.

     You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statements.




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                                  RISK FACTORS

     In addition to the other information contained in this document and the documents incorporated by reference, you should carefully consider the following risk factors before you decide how to vote on the proposed transactions.

THE VALUE OF THE TRANSOCEAN ORDINARY SHARES TO BE RECEIVED IN THE MERGER WILL FLUCTUATE.

     The merger agreement does not contain any provisions for adjustment of the merger exchange ratio and does not provide for rights of termination by either party based upon fluctuations in the per share price of the Transocean ordinary shares prior to the completion of the merger. Because no adjustment will be made to the exchange ratio, the value of the consideration to be received by Schlumberger's shareholders in connection with the spin-off and the merger cannot presently be determined and will vary based upon the market price of Transocean ordinary shares at the time the merger is completed. Such variations may be the result of:

     - changes in the business or results of operations of Transocean or Sedco Forex;

     - the prospects for the post-merger operations of Transocean Sedco Forex;

     - the timing of the merger;

     - the worldwide supply/demand balance for oil and gas and the prevailing commodity price environment;

     - competition in the offshore contract drilling industry;

     - construction risks associated with Transocean's and Sedco Forex's respective newbuild programs;

     - regulatory considerations;

     - general market and economic conditions; and

     - other factors beyond the control of Transocean, Schlumberger or Sedco Forex.

Schlumberger's shareholders are urged to obtain current market quotations for their shares and for Transocean ordinary shares.

THE PRICE OF TRANSOCEAN SEDCO FOREX ORDINARY SHARES MAY DECLINE AS A RESULT OF THE TRANSACTION.

     Assuming the transactions are approved by Transocean's and Schlumberger's shareholders and the merger is completed, the number of issued and freely tradeable Transocean ordinary shares will more than double. As a result of the issuance of this large number of additional shares, the market price of Transocean Sedco Forex ordinary shares may experience temporary volatility or decline unrelated to the financial performance of Transocean Sedco Forex.

TRANSOCEAN SEDCO FOREX MAY FACE DIFFICULTIES IN INTEGRATING THE OPERATIONS OF SEDCO FOREX AND TRANSOCEAN.

     Sedco Forex and Transocean have previously operated separately. The proposed management team of Transocean Sedco Forex does not have experience with the combined business. Transocean Sedco Forex may not be able to integrate the operations of Sedco Forex and Transocean without a loss of key officers, employees, customers or suppliers, a loss of revenues, an increase in operating or other costs or other difficulties. In addition, Transocean Sedco Forex may not be able to realize any operating efficiencies and other benefits expected from the merger. Finally, the integration of Transocean and Sedco Forex may be made more difficult or may be otherwise adversely affected by year 2000 problems. Any unexpected costs or delays incurred in connection with such integration could have an adverse effect on Transocean Sedco Forex's business, results of operations or financial condition.

THE BUSINESS SEPARATION OF SEDCO FOREX FROM SCHLUMBERGER MAY IMPAIR ASSETS.

     The separation of Sedco Forex from the rest of Schlumberger's businesses, assets and liabilities requires the transfer of assets, including capital stock and interests in partnerships, limited liability companies and



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similar entities, and liabilities between Sedco Forex and its subsidiaries, on the one hand, and Schlumberger and its other subsidiaries, on the other. In addition, as a part of the business separation, assets and liabilities may be transferred among Sedco Forex subsidiaries, or between those subsidiaries and Sedco Forex itself. Some of these transfers may trigger Sedco Forex liabilities that will not become payable by Sedco Forex until after the merger is completed. Generally, Sedco Forex will not have any recourse against Schlumberger for these liabilities except in the case of (1) certain tax liabilities, customs duties and similar governmental charges for which a claim for indemnification is asserted within specified time periods following the transfer in question and
(2) liabilities directly arising out of or directly resulting from the transactions necessary to separate the Sedco Forex business, assets and liabilities from the rest of Schlumberger's business, assets and liabilities, except to the extent those liabilities would have directly arisen out of or directly resulted from the merger.

TRANSOCEAN IS SUBJECT TO ANTI-TAKEOVER PROVISIONS.

     Transocean's articles of association contain, and, accordingly, Transocean Sedco Forex's articles of association will contain, provisions that could prevent or delay an acquisition of Transocean Sedco Forex by means of a tender offer, a proxy contest or otherwise. Such provisions also may adversely affect prevailing market prices for Transocean Sedco Forex's ordinary shares. These provisions, among other things:

     - classify the Transocean Sedco Forex board into three classes of directors, each of which will serve for staggered three-year periods;

     - provide that the Transocean Sedco Forex board may designate the terms of any new series of preference shares;

     - provide that any shareholder of Transocean Sedco Forex who wishes to propose any business or to nominate a person or persons for the election as director at any annual meeting may only do so if advance notice is given to the Secretary of Transocean Sedco Forex;

     - provide that the exact number of directors on the board can be set between two and twelve from time to time by a majority of the whole board of directors and not by the shareholders;

     - provide that directors can be removed from office only for cause, as defined in the articles of association, by the affirmative vote of the holders of the issued shares generally entitled to vote;

     - provide that any vacancy on the board of directors will be filled by the affirmative vote of the remaining directors and not by the shareholders;

     - provide that any action required or permitted to be taken by the holders of ordinary shares must be taken at a duly called annual or extraordinary general meeting of shareholders unless taken by written consent of all holders of ordinary shares;

     - provide that only a majority of the directors may call extraordinary general meetings of the shareholders;

     - limit the ability of the shareholders of Transocean Sedco Forex to amend or repeal certain provisions of Transocean Sedco Forex's articles of association; and

     - limit transactions between Transocean Sedco Forex and an "interested shareholder," which is generally defined as a shareholder that, together with its affiliates and associates, beneficially, directly or indirectly, owns 15% or more of Transocean Sedco Forex's issued voting shares.

     See "Description of Capital Stock of Transocean."



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                                     * * *

                                THE TRANSACTIONS

THE BUSINESS SEPARATION

     As further described in the distribution agreement, Schlumberger will consolidate its offshore contract drilling business under its wholly owned subsidiary, Sedco Forex Holdings Limited. To implement this consolidation, before the spin-off:

     - Schlumberger will transfer to Sedco Forex or its subsidiaries the capital stock or other equity interests of several direct or indirect subsidiaries of Schlumberger that conduct portions of Schlumberger's offshore contract drilling business.

     - Schlumberger will transfer to Sedco Forex or its subsidiaries those assets relating to Schlumberger's offshore contract drilling business that were previously held by Schlumberger or its subsidiaries other than Sedco Forex or its subsidiaries, including various drilling rigs, spares and equipment; shore-based facilities; leases and personal property used in the business; general intangibles relating to the transferred assets such as drilling contracts; and patents, designs, drawings and other intellectual property identified with such rigs and the offshore contract drilling business.

     - Sedco Forex will transfer to Schlumberger or its subsidiaries all of the capital stock or other equity interests of those subsidiaries of Sedco Forex that do not conduct Schlumberger's offshore contract drilling business.

     - Schlumberger and Sedco Forex will use their best efforts to separate various contractual arrangements to provide that those arrangements relating to Sedco Forex do not remain obligations of Schlumberger and that those arrangements not relating to Sedco Forex do not remain obligations of Sedco Forex.

     - Schlumberger and Sedco Forex will enter into a definitive employee matters agreement with respect to personnel and employee benefit matters, providing for (1) the transfer from Schlumberger to Sedco Forex of all persons who are active Sedco Forex employees as of the spin-off date, other than those whom Schlumberger and Transocean agree will remain with Schlumberger, (2) the allocation of employee-related obligations and liabilities, (3) the treatment of Schlumberger stock options held by Sedco Forex employees at the spin-off date and (4) other transitional and administrative employee matters.

     - Schlumberger and Sedco Forex will enter into a tax separation agreement to allocate responsibility for the payment of taxes and entitlement to tax refunds, to allocate responsibility and provide for cooperation in the filing of tax returns and related matters, and to provide for certain other matters relating to taxes not provided for in the distribution agreement.

     - Schlumberger and Sedco Forex will enter into a transition services agreement to provide certain general administrative and logistical support during the transitional period following the merger, which is expected to cover about two years.

     - Schlumberger and Sedco Forex will enter into agreements regarding the use of shared facilities, such as maintenance yards, inventory warehouse facilities, office space and data processing systems and for the provision of transitional services by Sedco Forex to Schlumberger, such as marine support and marine engineering services.

In addition, after Schlumberger has transferred substantially all of the assets of the Sedco Forex business into Sedco Forex or its subsidiaries, Schlumberger will ensure that the outstanding indebtedness of Sedco Forex, including intercompany indebtedness, will be $435 million, subject to adjustment based on agreed levels of working capital and capital expenditures, among other matters, as described in the distribution agreement.



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THE SPIN-OFF

     On a day preceding the merger, all then-outstanding shares of Sedco Forex capital stock will be distributed by Schlumberger to its shareholders on a pro rata basis such that each Schlumberger shareholder will receive one share of Sedco Forex capital stock for each share of Schlumberger common stock held.

THE MERGER

     Following the spin-off, Merger Sub, a wholly owned subsidiary of Transocean, will merge with and into Sedco Forex, which will survive the merger as a wholly owned subsidiary of Transocean. In the merger, Schlumberger's shareholders will receive Transocean ordinary shares in exchange for their shares of Sedco Forex received in the spin-off. The number of Transocean ordinary shares each Schlumberger shareholder receives will be determined according to the formula in the merger agreement, which will result in the ownership by Schlumberger's shareholders of about 52% of the issued Transocean ordinary shares upon completion of the merger. Instead of fractional shares, the exchange agent will pay these shareholders cash equal to their proportionate interest in the net proceeds from the sale on the NYSE of the aggregate of all fractional Transocean ordinary shares that would otherwise have been issued to them in the merger.
                                     * * *



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ACCOUNTING TREATMENT AND CONSIDERATIONS

     Transocean Sedco Forex will account for the merger using the purchase method of accounting, with Sedco Forex treated as the acquiror. As a result, the assets and liabilities of Sedco Forex will be recorded at historical amounts, without restatement to fair values. The assets and liabilities of Transocean will be recorded at their estimated fair values at the date of the merger, with the excess of the purchase price over the sum of such fair values recorded as goodwill. The purchase price is based upon the market capitalization of Transocean, using an average trading price of Transocean ordinary shares for a reasonable period of time immediately before and after the merger was announced, plus the estimated fair value of Transocean stock options assumed by Transocean Sedco Forex. The purchase price is estimated to be $2.98 billion, which was calculated using a $29.2411 per share valuation of Transocean ordinary shares. The calculated purchase price is for accounting purposes only and is not indicative of the price at which shares of Transocean ordinary shares will trade immediately before the completion of the merger or the value of the Transocean ordinary shares to be received by shareholders of Schlumberger in connection with the merger.

                                     * * *



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REGULATORY MATTERS

     Transocean and Schlumberger must make certain filings and receive certain authorizations from various governmental agencies, both in the United States and internationally, to complete the merger. These filings, notifications and authorizations relate primarily to antitrust and securities law issues. Transocean and Schlumberger intend to pursue vigorously all required regulatory approvals. However, neither Transocean nor Schlumberger can assure that it will obtain all such approvals by the time of its shareholder meeting or at all. In addition, neither Transocean nor Schlumberger can assure that governmental authorities will not impose unfavorable conditions for granting the required approvals.



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 U.S. ANTITRUST LAWS

     Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the rules and regulations promulgated thereunder, the parties cannot complete the merger until they have notified and furnished certain information to the Federal Trade Commission and the Antitrust Division of the United States Department of Justice and a specified waiting period expires or is terminated. The parties received notice of early termination of the required waiting period under the U.S. Hart-Scott-Rodino Act on August 16, 1999.

 OTHER ANTITRUST LAWS

     Each other country and U.S. state in which Transocean or Schlumberger has operations also may review the merger under its antitrust laws. The parties received clearance from the U.K. competition/antitrust authorities on October 14, 1999. A competition/antitrust filing will also be made in Brazil.

     At any time before the completion of the merger, any of the relevant governmental authorities or a private person or entity could seek under antitrust laws, among other things, to enjoin the spin-off or the merger or to cause Transocean or Sedco Forex to divest assets or businesses as a condition to completing the merger. Neither Transocean nor Schlumberger can assure that a challenge to the spin-off or the merger will not be made or, if such a challenge is made, that Transocean, Schlumberger or Sedco Forex will prevail.

     Furthermore, any of the relevant governmental authorities or a private person or entity could seek, under antitrust laws, to take action against Schlumberger or Transocean after the completion of the merger. Transocean and Schlumberger are unable to predict whether such action will be taken or what the outcome of such action may be.

     The parties' obligation to complete the merger is subject to the condition that no decree, order or injunction of a court of competent jurisdiction prohibits such completion. The parties agreed to use their commercially reasonable best efforts to have any such decree, order or injunction lifted or vacated. The parties also conditioned the completion of the merger on the requirement that no statute, rule or regulation of a governmental authority prohibits the merger or would make it unlawful.

 COOPERATION OF THE PARTIES

     Under the merger agreement, the parties agreed to use their best efforts to cooperate in determining which filings need to be made and which consents, approvals, permits or authorizations will need to be obtained prior to the completion of the merger. The parties also agreed to use their best efforts to make or obtain all material filings, consents, approvals, permits or authorizations in a timely manner and to furnish each other with necessary information and reasonable assistance in so doing. Under the merger agreement, the parties must use their best efforts to take any and all steps necessary to gain any consents, approvals, permits or authorizations material to completing the merger or to eliminate any impediments that would restrain, prevent or delay that completion. However, the merger agreement provides that neither party is required to dispose of any material amount of assets to obtain any consents, approvals, permits or authorizations or to remove any impediments to the merger.

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                           THE TRANSACTION AGREEMENTS

     This section describes the material provisions of the distribution agreement and the merger agreement. The distribution agreement includes the terms and conditions according to which Sedco Forex will be separated from Schlumberger and spun off to Schlumberger's shareholders. The merger agreement includes the terms and conditions according to which a wholly owned subsidiary of Transocean will merge with and into Sedco Forex, with Sedco Forex surviving the merger as a wholly owned subsidiary of Transocean. The merger agreement is attached to this joint proxy statement/prospectus as Annex A, and the distribution agreement is attached as Annex B. The merger agreement and the distribution agreement are incorporated into this joint proxy statement/prospectus by this reference. This section does not describe all of the provisions of the merger agreement or the distribution agreement, so we urge you to read those agreements carefully in their entirety.

THE DISTRIBUTION AGREEMENT

 SEPARATION OF OFFSHORE CONTRACT DRILLING BUSINESS FROM SCHLUMBERGER

     Before Sedco Forex is spun off to Schlumberger's shareholders, it must be restructured to separate its business, assets and liabilities from Schlumberger's other business, assets and liabilities. After that separation, Sedco Forex will own, directly or through subsidiaries, Schlumberger's offshore contract drilling assets and businesses, other than four jackups and seven multi-purpose service vessels and related assets in the Middle East, Indonesia and Lake Maracaibo, Venezuela. At that time, Schlumberger and its remaining subsidiaries will own substantially all of the Sedco Forex assets that are not related to the offshore contract drilling business.

     The Sedco Forex assets and the Schlumberger assets will, to the extent reasonably practicable, be separated. Where complete separation is not reasonably practicable, Sedco Forex and Schlumberger will, subject to Transocean's consent, enter into appropriate arrangements regarding the use of shared assets. Additionally, Sedco Forex and Schlumberger will use their best efforts to amend certain contracts to separate the contractual rights and duties of Sedco Forex from those of Schlumberger. If an amendment cannot be obtained, or if an amendment would be ineffective or would adversely affect the rights of Sedco Forex or Schlumberger under the affected contract, Sedco Forex and Schlumberger will cooperate in negotiating a mutually agreeable arrangement to transfer the economic benefit of the contract to the intended party to the extent possible.

     Prior to or in conjunction with the completion of the business separation, Sedco Forex and Schlumberger will negotiate and execute a reciprocal transition services agreement anticipated to remain in force for up to two years from the time that the business separation is complete. Sedco Forex and Schlumberger will also conclude independent service agreements whereby Sedco Forex will support certain Schlumberger operations, in some cases for at least three years from the completion of the merger. Each of these transition services agreements will be subject to Transocean's consent.

 INTERCOMPANY INDEBTEDNESS AND OTHER FINANCING MATTERS

     After the end of the month in which Schlumberger notifies Transocean that it has transferred substantially all of the offshore contract drilling assets to be transferred to Sedco Forex under the distribution agreement, Schlumberger is to deliver to Transocean an audited balance sheet as of the end of that month. As of the date of that pre-closing balance sheet, Sedco Forex will have $435 million in indebtedness, some of which may be intercompany indebtedness. The $435 million of indebtedness is subject to adjustment for changes in working capital, capital expenditures and other accounts described in the distribution agreement between the date of the agreement and the date of the pre-closing balance sheet. Sedco Forex and Schlumberger will, and will cause their respective subsidiaries to, pay all other intercompany borrowings and payables before the date of that balance sheet. Sedco Forex is required to pay off any intercompany indebtedness included in the $435 million of retained indebtedness no later than the close of business on the day after the distribution of the capital stock of Sedco Forex to Schlumberger's shareholders. On the date of the pre-closing balance sheet, Sedco Forex and its subsidiaries, collectively, are required to have a minimum



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of $35 million on hand in cash. See "Summary -- The Companies -- Transocean
Offshore Inc. -- Recent Developments."

  OPERATIONS OF SEDCO FOREX AFTER THE PRE-CLOSING BALANCE SHEET DATE

     Except as otherwise provided for in the merger agreement, the distribution agreement or other agreements executed as part of the transaction, after the date of the pre-closing balance sheet, Sedco Forex will be prohibited from doing any of the following:

     - paying dividends or distributing any cash or cash equivalents to Schlumberger and its subsidiaries that will not be subsidiaries of Sedco Forex after the spin-off;

     - incurring any indebtedness outside the ordinary course of business; and

     - engaging in any transaction with Schlumberger and its subsidiaries that will not be subsidiaries of Sedco Forex after the spin-off except on an arm's-length basis on terms no less favorable than Sedco Forex could obtain from a third party.

  RESTRUCTURING LIABILITIES

     Generally, Sedco Forex will be responsible for all liabilities associated with the assets and businesses it will hold when it is distributed to Schlumberger's shareholders, whether those liabilities arose before or arise after the spin-off date. Generally, Schlumberger will be responsible for all liabilities associated with the assets and businesses it will retain following the spin-off, whether arising before or after the spin-off date. Schlumberger will also be responsible for any liabilities directly arising out of or directly resulting from the transactions that are necessary to separate the Sedco Forex business, assets and liabilities from the rest of Schlumberger's business, assets and liabilities, except to the extent those liabilities would have directly arisen out of or directly resulted from the merger. In general, Schlumberger will be liable for taxes arising from the separation and spin-off, except for taxes that are first asserted by the local taxing authorities more than eight years after the spin-off or, in the case of customs duties, more than six years after the spin-off.

  INTERCOMPANY AGREEMENTS

     All existing intercompany agreements between Schlumberger and its subsidiaries that will not be subsidiaries of Sedco Forex after the spin-off, on the one hand, and Sedco Forex and its subsidiaries, on the other, will be terminated prior to the spin-off, except for those provided for in the distribution agreement. Sedco Forex and Schlumberger agreed not to solicit any active employees of the other for a period of two years after the date of the spin-off without the prior consent of the other party. Sedco Forex and Schlumberger also agreed to discontinue the use of any existing materials referencing the other party no later than six months after the date of the spin-off.

     Prior to the date of the pre-closing balance sheet, Sedco Forex will seek to terminate all obligations of Schlumberger or its subsidiaries, as guarantor, original tenant or primary obligor for Sedco Forex liabilities and any liens or encumbrances on the assets of Schlumberger or its subsidiaries related to the Sedco Forex liabilities. Likewise, prior to the date of the pre-closing balance sheet, Schlumberger will seek to terminate all obligations of Sedco Forex as guarantor, original tenant or primary obligor for the liabilities of Schlumberger or its subsidiaries and any liens or encumbrances on the assets of Sedco Forex related to the liabilities of Schlumberger or its subsidiaries.

  THE SPIN-OFF

     After the separation of Sedco Forex from Schlumberger, Schlumberger will distribute all outstanding Sedco Forex shares to Schlumberger's shareholders. Each Schlumberger shareholder will receive one Sedco Forex share for each share of Schlumberger common stock owned and will continue to own the same number of shares of Schlumberger common stock. No Sedco Forex shares will be issued with respect to shares of Schlumberger common stock held by Schlumberger in treasury. The spin-off is generally subject to the same conditions as the merger and will not be effected until the other conditions to the merger are fulfilled or waived. See "-- Conditions to the Spin-Off and the Merger." If the parties terminate the merger agreement, the board of directors of Schlumberger may abandon the spin-off and terminate the distribution agreement.

THE MERGER AGREEMENT

     On a day after the spin-off, Merger Sub, which is a wholly owned subsidiary of Transocean organized under the laws of the British Virgin Islands, will merge into Sedco Forex with Sedco Forex surviving as a wholly owned subsidiary of Transocean. The closing of the merger will take place promptly after all of the conditions to the merger described in "-- Conditions to the Spin-off and the Merger" are fulfilled or waived. The merger will be effective at the time Transocean and Schlumberger specify in the articles of merger they will file in the British Virgin Islands.

     In the merger, shareholders of Schlumberger who receive shares of Sedco Forex in the spin-off will receive, for each Sedco Forex share held, a number of Transocean ordinary shares equal to fifty-two forty-eighths times the number of diluted Transocean ordinary shares, divided by the number of diluted Sedco Forex shares, in each case as calculated immediately prior to the effectiveness of the merger. The number of diluted Transocean ordinary shares will be calculated according to the treasury method under U.S. generally accepted accounting principles and includes all shares issued at that time and a portion of the shares issuable pursuant to outstanding options to purchase Transocean ordinary shares and unvested restricted shares. The number of diluted Sedco Forex shares will be calculated on the same basis using the treasury method. All nonvested options to acquire shares of Schlumberger common stock held by Sedco Forex employees at the spin-off date will be treated as fully vested options to acquire shares of Sedco Forex common stock. The parties expect there will be approximately 101 million diluted Transocean ordinary shares and approximately 565 million diluted Sedco Forex shares at the time of the merger. Based on those estimates, each Sedco Forex share would be converted into approximately 0.194 of a Transocean ordinary share.

     If Transocean changes the number of its ordinary shares or Sedco Forex changes the number of its shares that are issued and outstanding, in either case as a result of a stock split, reverse stock split, stock dividend, recapitalization or other similar transaction, before the effectiveness of the merger and other than as provided for in the distribution agreement, Transocean and Schlumberger will adjust the exchange ratio appropriately.

  COVENANTS

     Interim Operations

     Transocean and Sedco Forex agreed to take or refrain from taking the actions described below from the date of the merger agreement, July 12, 1999, until the merger is completed or the merger agreement is terminated. Compliance with these covenants may be modified to allow the transactions contemplated by the merger agreement, the distribution agreement or any of the other agreements executed in connection with the spin-off and the merger or by the written consent of Schlumberger and Transocean. Each of Transocean and Sedco Forex will:

     - conduct its operations in the usual, regular and ordinary course in substantially the same manner as previously conducted;

     - use its commercially reasonable best efforts to:

      - preserve its business organizations and goodwill;

      - keep available the services of its officers and employees; and

      - maintain satisfactory business relationships;

     - not amend its charter documents;

     - promptly notify the other party of any material change in its condition or business or any material litigation or material governmental complaints, investigations or hearings, or the material breach of any of the representations and warranties of the merger agreement;

     - promptly deliver to the other party any SEC filings it makes;

     - not issue any shares of its capital stock, effect any stock split or otherwise change its capitalization, except upon exercise of options, warrants and other rights that exist on the date of the merger agreement or that the merger agreement permits to be issued;

     - not grant any new options, warrants or other rights not existing on the date of the merger agreement to acquire shares of its capital stock, except for automatic grants to nonemployee directors under existing plans, certain grants to new employees and other specified option grants;

     - not increase any compensation or benefits or enter into or amend any employment agreement with any officer or director, except as consistent with past practice;

     - not adopt any new employee benefit plan or materially amend any existing employee benefit plan in any material respect;

     - not declare, set aside or pay any dividends on or make other distributions in respect of any of its capital stock and not redeem, purchase or otherwise acquire any shares of its capital stock, except:

      - Transocean may declare and pay regular, quarterly dividends, consistent with past practice, not to exceed $0.03 per ordinary share per quarter;

      - Transocean may make transfers between its subsidiaries in the ordinary course of business; and

      - before the date of the Sedco Forex pre-closing financial statements called for under the distribution agreement, Sedco Forex and its subsidiaries may distribute cash to their parent entities;

     - not sell, lease or otherwise dispose of any material assets, except in the ordinary course of business;

     - not acquire or agree to acquire any material business, entity, assets or securities for an aggregate consideration in excess of $10 million or where a filing under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976 or any non-U.S. competition, antitrust or premerger notification law is required;

     - not change any accounting principle or practice except as required by a change in law or generally accepted accounting principles;

     - maintain insurance in such amounts and against such risks and losses as is customary for it;

     - not make or rescind any material tax election;

     - not settle or compromise any material tax claim or controversy;

     - not materially change its methods of reporting income or deductions for tax purposes;

     - except for (1) general corporate purposes, (2) refinancings of existing debt, including, in the case of Transocean, the lease securitization facility incurred to finance the Discoverer Enterprise and Transocean Amirante capital projects through bank financing, public debt financing or under Transocean's existing shelf registration statement or otherwise,
       (3) financing previously disclosed projects and (4) other immaterial borrowings, not:

      - incur or guarantee any indebtedness for borrowed money;

      - issue or sell any debt securities, warrants or rights to acquire any debt securities, or guarantee any debt securities of others;

      - enter into any material lease or create any material encumbrance on any of its property in connection with any indebtedness, except in the ordinary course of business;

      - not make capital expenditures in excess of $10 million over its previously disclosed capital expenditure forecast, except, in the case of Transocean, (1) in connection with the Discoverer Enterprise, Discoverer Spirit and Discoverer Deep Seas construction projects, (2) capital expendi-tures reimbursed or included in dayrates under drilling contracts and
        (3) capital expenditures deemed necessary by Transocean's management to secure drilling contracts;

     - diligently carry out the covenants and agreements set forth in the distribution agreement;

     - not purchase any Transocean ordinary shares, Schlumberger common stock or Sedco Forex common stock;

     - not take any action likely to delay materially or adversely affect the ability of any of the parties to obtain required consents, authorizations, orders or approvals of governmental or other regulatory authorities;

     - not agree to take any action inconsistent with the foregoing;

     - not terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which it is a party; and

     - enforce, to the fullest extent permitted under applicable law, the provisions of any confidentiality or standstill agreement, including obtaining injunctions to prevent any breaches of such agreements and enforcing specifically the terms and provisions of such agreements.

     Additional Agreements

     Pursuant to the merger agreement, Schlumberger, Sedco Forex and Transocean also agreed that:

     - Transocean will call a meeting of its shareholders as promptly as practicable to consider and vote upon:

      - increasing its authorized ordinary share capital to an amount sufficient to complete the merger and the related transactions;

      - issuing Transocean ordinary shares pursuant to the merger; and

      - changing its name to "Transocean Sedco Forex Inc.";

     - Schlumberger will call a meeting of its shareholders as promptly as practicable to consider and vote upon the spin-off;

     - the parties will provide to each other access to their respective properties, records, files and other information as the other parties may reasonably request;

     - the parties will consult with one another and mutually agree upon any press releases and other announcements regarding the merger;

     - Transocean will prepare and submit to the New York Stock Exchange a listing application covering the Transocean ordinary shares issuable in the merger and will use its best efforts to obtain, prior to the effective time, the NYSE's approval for the listing of those shares;

     - Sedco Forex will provide Transocean a list of persons who may be its Rule 145 affiliates, and Sedco Forex will use its best efforts to obtain from each Rule 145 affiliate an undertaking not to transfer Transocean ordinary shares issued to such person pursuant to the merger except (1) pursuant to an effective registration statement, (2) in compliance with Rule 145 or (3) pursuant to an exemption from the registration requirements under the Securities Act;

     - Transocean and Transocean Sedco Forex will indemnify the officers and directors of Sedco Forex and its subsidiaries and divisions, and will maintain directors' and officers' liability insurance, provided such insurance is reasonably available, for those officers and directors covered by any existing Sedco Forex officers' and directors' insurance, for six years after the effective time of the merger;

     - Transocean will provide at least ten days' prior written notice to Schlumberger if Transocean proposes to transfer any of its material assets or capital stock or that of its subsidiaries to any other subsidiary of Transocean or to Transocean;

     - the parties will use all commercially reasonable efforts to establish a nonexclusive strategic alliance on commercially agreed terms to address integrated services opportunities;

     - Sedco Forex will use all commercially reasonable best efforts to renegotiate a drilling contract for one of its semisubmersibles under construction to remove the termination provisions for late delivery;

     - the parties will promptly make their respective filings and make any other required submissions under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976 and any applicable non-U.S. competition, antitrust or premerger notification laws with respect to the merger;

     - the parties will use their reasonable best efforts to cooperate with one another in:

      - determining which filings the parties must make before the effective time with, and which consents, approvals, permits or authorizations the parties must obtain before the effective time from, governmental or regulatory authorities of the United States and other jurisdictions in connection with the merger and the related transactions; and

      - making all such filings and seeking all such consents, approvals, permits or authorizations in a timely manner;

     - the parties will furnish each other with such necessary information and reasonable assistance that the other parties reasonably request in connection with their preparation of necessary filings, registrations or submissions of information to any governmental or regulatory authorities;

     - the parties will use their best efforts to avoid the entry of, or to have vacated or terminated, any decree, order or judgment that would restrain, prevent or delay the closing; and

     - the parties will use their best efforts to take any and all steps necessary to obtain any consents or eliminate any impediments to the merger.

However, no party is required to dispose of any material amount of assets to obtain any consents, approvals, permits or authorizations or to remove any impediments to the merger.

     No Solicitation

     Sedco Forex and Schlumberger will not permit any of their officers, directors, employees, agents or representatives, directly or indirectly, to solicit, initiate or encourage any inquiry, proposal or offer to merge, consolidate, purchase or otherwise acquire:

     - 15% or more of the consolidated assets of Sedco Forex;

     - 15% or more of any class of capital stock of Sedco Forex;

     - any subsidiary of Schlumberger that holds 15% or more of the assets of Sedco Forex; or

     - capital stock of Schlumberger, if the transaction is conditioned on termination of the merger agreement.

Any such proposal, offer or transaction may be referred to in this joint proxy statement/prospectus as a "Sedco Forex acquisition proposal."

     Sedco Forex and Schlumberger agreed not to cooperate with or engage in any discussions or negotiations concerning a Sedco Forex acquisition proposal. Sedco Forex and Schlumberger agreed to cease immediately any existing negotiations with any parties with respect to any of the foregoing. However, nothing contained in the merger agreement prevents Sedco Forex or Schlumberger from:

     - complying with Rule 14e-2 promulgated under the Exchange Act with regard to a Sedco Forex acquisition proposal; or

     - before Schlumberger's shareholders approve the spin-off, providing information to or engaging in any negotiations with any person who has made an unsolicited bona fide Sedco Forex acquisition proposal with respect to all the outstanding Sedco Forex common stock or all or substantially all the assets of Sedco Forex or other unsolicited bona fide Sedco Forex acquisition proposal that, in the good faith judgment of a committee composed solely of outside directors of Schlumberger, taking into account the likelihood of financing and consummation, and based on the written advice of a financial adviser of recognized national reputation, is superior to the merger, if that committee, after consultation with its outside legal counsel, determines that the failure to do so would be inconsistent with its fiduciary obligations. Any information so provided is required to be provided pursuant to a confidentiality agreement at least as favorable to Sedco Forex and Schlumberger as the confidentiality agreement entered into with Transocean in connection with the merger.

     If Sedco Forex or Schlumberger intends to participate in any discussions or negotiations or to provide any information to any third party, Sedco Forex or Schlumberger is required to give prompt prior written notice to Transocean of each such action. Sedco Forex or Schlumberger is required to notify Transocean immediately in writing of any requests for information or the receipt of any Sedco Forex acquisition proposal, including the identity of the person or group
(1) engaging in such discussions or negotiations, (2) requesting such information or (3) making such Sedco Forex acquisition proposal, and the material terms and conditions of any Sedco Forex acquisition proposal. Sedco Forex or Schlumberger is required to keep Transocean fully informed on a timely basis of the status and details, including any amendments or proposed amendments, of any such requests, Sedco Forex acquisition proposals or inquiries.

     Transocean will not permit any of its officers, directors, employees, agents or representatives, directly or indirectly, to solicit, initiate or encourage any inquiry, proposal or offer to merge, consolidate, purchase or otherwise acquire 15% or more of its consolidated assets or 15% or more of any class of its share capital. Any such proposal, offer or transaction may be referred to in this joint proxy statement/prospectus as a "Transocean acquisition proposal."

     Transocean agreed not to cooperate with or engage in any discussions or negotiations concerning a Transocean acquisition proposal. Transocean agreed to cease immediately any existing negotiations with any parties with respect to any of the foregoing. However, nothing contained in the merger agreement prevents Transocean from:

     - complying with Rule 14e-2 promulgated under the Exchange Act with regard to a Transocean acquisition proposal; or

     - before Transocean obtains the shareholder votes required in connection with the merger, providing information to or engaging in any negotiations with any person who has made an unsolicited bona fide Transocean acquisition proposal with respect to all the outstanding Transocean ordinary shares or all or substantially all the assets of Transocean that, in the good faith judgment of a committee composed solely of the outside directors of Transocean, taking into account the likelihood of financing and consummation, and based on the written advice of a financial advisor of recognized national reputation, is superior to the merger, if that committee, after consultation with its outside legal counsel, determines that the failure to do so would be inconsistent with its fiduciary obligations. Any information so provided is required to be provided pursuant to a confidentiality agreement at least as favorable to Transocean as the confidentiality agreement entered into with Schlumberger in connection with the merger.

     If Transocean intends to participate in any discussions or negotiations or provide any information to any third party, Transocean is required to give prompt prior written notice to Sedco Forex and Schlumberger of each such action. Transocean is required to notify Sedco Forex and Schlumberger immediately in writing of any requests for information or the receipt of any Transocean acquisition proposal, including the identity of the person or group (1) engaging in such discussions or negotiations, (2) requesting such information or (3) making such Transocean acquisition proposal, and the material terms and conditions of any Transocean acquisition proposal. Transocean is required to keep Sedco Forex and Schlumberger fully informed on a timely basis of the status and details, including any amendments or proposed amendments, of any such requests, Transocean acquisition proposals or inquiries.

  REPRESENTATIONS AND WARRANTIES

     Schlumberger and Sedco Forex, on the one hand, and Transocean and Merger Sub, on the other hand, make various representations and warranties in the merger agreement which, in the cases of Sedco Forex and Transocean, are substantially reciprocal. Those representations and warranties include:

     - their organization, good standing and foreign qualification;

     - the authorization, execution, delivery and enforceability of the merger agreement, the distribution agreement and related matters;

     - capitalization;

     - compliance with laws and possession of permits;

     - whether each party's execution and delivery of the merger agreement and distribution agreement or consummation of the transactions contemplated thereby causes any conflict with charter documents, a default under any material agreements or a violation of any applicable law;

     - the documents and reports Transocean has filed with the SEC, the financial statements of Sedco Forex and the accuracy of the information contained in those reports and financial statements;

     - litigation;

     - whether certain events, changes or effects have occurred;

     - taxes;

     - retirement and other employee plans and matters relating to the Employee Retirement Income Security Act of 1974;

     - labor matters;

     - environmental matters;

     - intellectual property matters;

     - Year 2000 readiness matters;

     - maintenance of insurance;

     - brokerage and similar fees;

     - receipt of fairness opinions from financial advisors;

     - beneficial ownership of another party's common stock;

     - qualification of the merger as a reorganization for federal income tax purposes;

     - the shareholder votes required in connection with the merger agreement;

     - Transocean's and Sedco Forex's ownership of their respective drilling rigs and drillships;

     - liabilities not disclosed in the materials related to the merger;

     - non-compete agreements and material contracts;

     - capital expenditure programs;

     - material court orders; and

     - improper payments.

None of these representations and warranties survives the effectiveness of the merger.

  CONDITIONS TO THE SPIN-OFF AND THE MERGER

     Conditions to Each Party's Obligations

     Schlumberger, Sedco Forex, Transocean and Merger Sub will be obligated to effect the merger only if the following conditions are satisfied or waived at or before the closing date.

     Shareholder Approval

     Transocean shall have received the necessary shareholder approvals to:

     - increase its authorized ordinary share capital in an amount sufficient to complete the merger and the related transactions; and

     - issue Transocean ordinary shares pursuant to the merger.

     Schlumberger shall have received the necessary shareholder approval to approve the spin-off.

     Antitrust Waiting Periods

     Any mandatory waiting period under any applicable non-U.S. competition, antitrust or premerger notification law or regulation, where the failure to observe such waiting period would have a material adverse effect on Sedco Forex or Transocean, shall have expired or been terminated without intervention by a reviewing agency and without the commencement of proceedings in any court of competent jurisdiction challenging all or part of the merger, which intervention or commencement of proceedings would have a material adverse effect on Transocean or Sedco Forex.

     The parties received notice of early termination of the required waiting period under the U.S. Hart-Scott-Rodino Act on August 16, 1999. The parties also received clearance from the U.K. competition/antitrust authorities on October 14, 1999.

     No Injunctions or Restraints

     None of the parties to the merger agreement shall be subject to any decree, order or injunction of a court of competent jurisdiction that prohibits the merger. No governmental authority shall have enacted any statute, rule or regulation that prohibits or makes unlawful the merger.

     Registration Statement

     The SEC shall have declared the registration statement, of which this joint proxy statement/prospectus forms a part, to be effective, and no stop order concerning the registration statement shall be in effect.

     NYSE Listing

     The New York Stock Exchange shall have authorized for listing the Transocean ordinary shares to be issued pursuant to the merger.

     Spin-off

     The spin-off shall have been completed in accordance with the distribution agreement on a day preceding the closing date of the merger.

    Sedco Forex Pre-Closing Financial Statements

     Sedco Forex shall have delivered the pre-closing financial statements as defined in the distribution agreement.

    Title to Sedco Forex Assets

     Sedco Forex or its subsidiaries shall have good and valid title to substantially all of the Sedco Forex assets, unconditionally and of record, subject to any permitted liens.

    Governmental Claims

     There shall not be pending or threatened in writing any governmental claim, proceeding or action seeking to restrain or prohibit the transactions contemplated by the merger agreement or any other agreement executed in connection with the merger or the spin-off.

    Transaction Agreements

     Schlumberger, Sedco Forex, Transocean and Merger Sub shall have executed and delivered all agreements contemplated by the merger agreement and the distribution agreement on or before the spin-off date or the closing date, as applicable.

    Additional Conditions to Obligations of Schlumberger and Sedco Forex to Effect the Merger

     Schlumberger and Sedco Forex are not obligated to effect the merger unless the following additional conditions are satisfied or waived at or before the closing date.

    Covenants, Representations and Warranties

     Transocean and Merger Sub shall have performed in all material respects the covenants and agreements that the merger agreement requires them to perform on or before the closing date. The representations and warranties of Transocean and Merger Sub contained in the merger agreement and in any document delivered in connection with the merger agreement shall be true and correct in all material respects as of the date of the merger agreement and as of the closing date. Representations and warranties made as of a specified date need only be true and correct in all material respects as of the specified date. Sedco Forex is entitled to receive a certificate of Transocean and Merger Sub, executed by a respective President or Vice President, certifying that Transocean's and Merger Sub's representations and warranties are true and correct.

    Tax Opinion

     Baker & Botts, L.L.P., counsel to Schlumberger and Sedco Forex, shall have delivered to Schlumberger and Sedco Forex an opinion, in form and substance reasonably satisfactory to Schlumberger and Sedco Forex, dated the closing date, stating that, for U.S. federal income tax purposes:

     - the spin-off should qualify as a distribution described in Section 355 of the U.S. Internal Revenue Code; and

     - the merger should qualify as a reorganization under Section 368(a)(1)(B) of the U.S. Internal Revenue Code.

    No Material Adverse Effect

     At any time after the date of the merger agreement, no event or occurrence shall have transpired that has had or is likely to have a material adverse effect on Transocean. For purposes of the merger agreement, "material adverse effect" means a material adverse effect or change in:

     - the business, operations, financial condition or prospects of a party and its subsidiaries on a consolidated basis, except for such changes or effects in general economic, capital market, regulatory or political conditions or changes that affect generally the offshore drilling services industry; or

     - the ability of the party to consummate the transactions contemplated by the merger agreement or to fulfill the conditions to closing.

    Additional Conditions to Obligations of Transocean and Merger Sub to Effect the Merger

     Transocean and Merger Sub are not obligated to effect the merger unless the following additional conditions are satisfied or waived at or before the closing date.

    Covenants, Representations and Warranties

     Schlumberger and Sedco Forex shall have performed in all material respects the covenants and agreements that the merger agreement requires them to perform on or before the closing date. The representations and warranties of Schlumberger and Sedco Forex contained in the merger agreement and in any document delivered in connection with the merger agreement shall be true and correct in all material respects as of the date of the merger agreement and as of the closing date. Representations and warranties made as of a specified date need only be true and correct in all material respects as of the specified date. Transocean is entitled to receive a certificate of Sedco Forex and Schlumberger, executed by a respective President or Vice President, certifying that Sedco Forex's and Schlumberger's representations and warranties are true and correct.

    Tax Opinion

     Weil, Gotshal & Manges LLP, counsel to Transocean, shall have delivered to Transocean an opinion, in form and substance reasonably satisfactory to Transocean, dated the closing date, stating that, for U.S. federal income tax purposes, the merger should qualify as a reorganization under Section 368(a)(1)(B) of the U.S. Internal Revenue Code.

    No Material Adverse Effect

     At any time after the date of the merger agreement, no event or occurrence shall have occurred that has had or is likely to have a material adverse effect on Sedco Forex.

    Rule 145 Affiliate Agreements

     Transocean shall have received a written agreement from each person who is an "affiliate" of Sedco Forex, as defined under Rule 145 of the Securities Act, that such person will not sell, pledge, transfer or otherwise dispose of any Transocean ordinary shares received in the merger except pursuant to an effective registration statement or in compliance with Rule 145 or an exemption from the registration requirements of the Securities Act.

  TERMINATION OF THE MERGER AGREEMENT

     Schlumberger, Sedco Forex and Transocean may terminate the merger agreement by mutual written consent.

     Schlumberger, Sedco Forex or Transocean may terminate the merger agreement if:

     - The parties have not consummated the merger by April 30, 2000, and the party desiring to terminate the merger agreement for this reason has not failed to perform or observe in any material respect any of its obligations under the merger agreement in any manner that caused the merger not to occur on or before that date.

     - At a meeting of the shareholders of Schlumberger, those shareholders do not approve the spin-off.

     - At a meeting of the shareholders of Transocean, those shareholders do not approve the required increase in Transocean's authorized ordinary share capital and the issuance of ordinary shares in the merger.

     - A U.S. federal or state court of competent jurisdiction or federal or state or non-U.S. governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the merger, and such order, decree, ruling or other action shall have become final and unappealable.

     Sedco Forex or Schlumberger may terminate the merger agreement if:

     - Sedco Forex or Schlumberger concurrently enters into a binding written agreement concerning a transaction that constitutes a superior proposal for Sedco Forex after the board of directors of Sedco Forex or
       Schlumberger:

      - determines that proceeding with the merger would be inconsistent with its fiduciary obligations by reason of the superior proposal; and

      - elects to terminate the merger agreement effective before Schlumberger's shareholders have approved the spin-off.

      However, Sedco Forex or Schlumberger may not effect that termination:

      - unless and until Transocean receives at least one week's prior written notice from Sedco Forex of its intention to effect that termination; and

      - during that week, Schlumberger and Sedco Forex consider, and cause their respective financial and legal advisors to consider, any adjustment in the terms and conditions of the merger agreement that Transocean may propose.

     Any such termination of the merger agreement will not be effective until Schlumberger has paid to Transocean the $100 million termination fee described under "-- Expenses and Termination Fees."

     - Transocean or Merger Sub has materially breached any representation, warranty, covenant or agreement set forth in the merger agreement, or any representation or warranty of Transocean or Merger Sub shall have become materially untrue, in either case such that a condition to the merger would not be met, and such breach is not curable or, if curable, is not cured within 30 days after Sedco Forex gives written notice of the breach to Transocean, and Sedco Forex is not, at that time, in material breach of any representation, warranty, covenant or agreement set forth in the merger agreement.

     - the board of directors of Transocean shall have withdrawn or materially modified, in a manner adverse to Sedco Forex, its approval or recommendation of the merger or recommended a competing acquisition proposal for Transocean, or resolved to do so.

     - Schlumberger provides a timely objection notice to Transocean pursuant to the merger agreement concerning a Transocean structuring plan and, after receipt of such objection notice, Transocean transfers any asset or capital stock as provided in such structuring plan, and Schlumberger reasonably believes that implementation of the structuring plan creates significant risks of causing a Transocean material adverse effect.

     A "Transocean structuring plan" refers to a proposal by Transocean to transfer any of its material assets or capital stock or that of its subsidiaries to any other subsidiary of Transocean or to Transocean.

     Transocean may terminate the merger agreement if:

     - Transocean concurrently enters into a binding written agreement concerning a transaction that constitutes a superior proposal for Transocean after its board of directors:

      - determines that proceeding with the merger would be inconsistent with its fiduciary obligations by reason of the superior proposal; and

      - elects to terminate the merger agreement effective before Transocean's shareholders have approved the increase in its authorized ordinary share capital and issuance of its ordinary shares necessary in each case to complete the merger.

      However, Transocean may not effect that termination:

      - unless and until Sedco Forex receives at least one week's prior written notice from Transocean of its intention to effect that termination; and

      - during that week, Transocean considers, and causes its financial and legal advisors to consider, any adjustment in the terms and conditions of the merger agreement that Sedco Forex may propose.

     Any such termination of the merger agreement will not be effective until Transocean has paid to Schlumberger the $100 million termination fee described under "-- Expenses and Termination Fees."

     - Sedco Forex or Schlumberger has materially breached any representation, warranty, covenant or agreement set forth in the merger agreement, or any representation or warranty of Sedco Forex or Schlumberger shall have become materially untrue, in either case such that a condition to the merger would not be met, and such breach is not curable or, if curable, is not cured within 30 days after Transocean gives written notice of the breach to Sedco Forex or Schlumberger, and Transocean is not, at that time, in material breach of any representation, warranty, covenant or agreement set forth in the merger agreement.

     - the board of directors of Schlumberger shall have withdrawn or materially modified, in a manner adverse to Transocean, its approval or recommendation of the spin-off or recommended a competing acquisition proposal for Sedco Forex, or resolved to do so.

     No party may terminate the merger agreement after the effectiveness of the merger.

  EXPENSES AND TERMINATION FEES

     Whether or not the merger is consummated, all costs and expenses incurred in connection with the merger agreement, the distribution agreement and the transactions contemplated by those agreements will be paid by the party incurring those expenses, except as expressly provided in those agreements. Transocean will bear no portion of any expenses incurred by Schlumberger or Sedco Forex in connection with the separation of Sedco Forex from the rest of Schlumberger's business or incurred by Schlumberger or Sedco Forex in connection with the spin-off. However, Transocean and Schlumberger will split evenly SEC filing fees, printing expenses and some regulatory fees paid by the parties in connection with the merger.

     Schlumberger is required to pay Transocean a cash termination fee of $100 million at the time of the termination if the merger agreement is terminated as follows:

     - by Schlumberger or Sedco Forex because the board of directors of Schlumberger or Sedco Forex determines that proceeding with the merger would be inconsistent with its fiduciary duties and concurrently enters into a binding agreement concerning a transaction that constitutes a superior proposal for Sedco Forex, or for Schlumberger where the proposal is conditioned on termination of the merger agreement;

     - by Schlumberger, Sedco Forex or Transocean because Schlumberger's shareholders do not approve the spin-off after the public announcement of a competing acquisition proposal for Sedco Forex; or

     - by Transocean because the board of directors of Schlumberger has withdrawn or materially modified its approval or recommendation of the spin-off or recommended a competing acquisition proposal for Sedco Forex after the public announcement of that competing proposal or receipt by Schlumberger's or Sedco Forex's board of directors of a competing acquisition proposal for Sedco Forex, whether or not that proposal is still pending or has been consummated.

     Transocean is required to pay Schlumberger a cash termination fee of $100 million at the time of the termination if the merger agreement is terminated as follows:

     - by Transocean because the board of directors of Transocean determines that proceeding with the merger would be inconsistent with its fiduciary duties and concurrently enters into a binding agreement concerning a transaction that constitutes a superior proposal for Transocean;

     - by Schlumberger, Sedco Forex or Transocean because Transocean's shareholders do not approve the proposed increase in Transocean's authorized ordinary share capital or the issuance of its ordinary shares in the merger after the public announcement of a competing acquisition proposal for Transocean; or

     - by Schlumberger or Sedco Forex because the board of directors of Transocean has withdrawn or materially modified its approval or recommendation of the proposals for Transocean's shareholders, passage of which is necessary to complete the merger, or recommended a competing acquisition proposal for Transocean after the public announcement of that competing proposal or receipt by Transocean's board of directors of a competing acquisition proposal for Transocean, whether or not that proposal is still pending or has been consummated.

     If the merger agreement is terminated because the shareholders of Schlumberger do not approve the spin-off and there was no public announcement of a competing acquisition proposal for Sedco Forex before the shareholders' vote, then Schlumberger is required to pay Transocean a fee of $10 million to reimburse it for its costs and expenses incurred in connection with the merger and related transactions.

     If the merger agreement is terminated because the shareholders of Transocean do not approve the proposed increase in Transocean's authorized ordinary share capital or the issuance of the ordinary shares in the merger and there was no public announcement of a competing acquisition proposal for Transocean before the shareholders' vote, then Transocean is required to pay Schlumberger a fee of $10 million to reimburse it for its costs and expenses incurred in connection with the merger and related transactions.

  AMENDMENT

     The parties may amend the merger agreement, by action taken or authorized by their boards of directors, at any time before or after approval by the shareholders of the parties of the matters presented in connection with the merger. After any shareholder approval, the parties may not amend the merger agreement if the law requires further approval by those shareholders, unless such further approval is obtained.

     Schlumberger and Sedco Forex may amend the distribution agreement, by action taken or authorized by their boards of directors, at any time before or after approval by Schlumberger's shareholders, but any amendment must be consented to by Transocean in writing.

EMPLOYEE MATTERS AGREEMENT

     Before the date on which Schlumberger distributes the capital stock of Sedco Forex to Schlumberger's shareholders, Schlumberger and Sedco Forex will enter into a definitive employee matters agreement concerning personnel and employee benefit matters that will incorporate the basic terms and conditions set forth below.

     Schlumberger and Sedco Forex agreed to amend, modify and/or terminate, as necessary, the various employee benefit plans, arrangements, policies and practices of the parties, or to create new employee benefit plans, arrangements, policies and practices, to transition successfully the Sedco Forex employees from Schlumberger to Sedco Forex and to accomplish the transactions contemplated in the merger agreement and distribution agreement.

 TRANSFER OF EMPLOYEES; BENEFIT MAINTENANCE PERIOD

     Not later than the spin-off date, Schlumberger will transfer to Sedco Forex or its subsidiaries all persons who are active employees of Sedco Forex, each person who is on an approved leave of absence from Sedco Forex and each person who is on short-term disability from Sedco Forex. Persons who are on an approved leave of absence or on short-term disability will be transferred only if such persons return to the active employment of Sedco Forex. Sedco Forex will transfer to Schlumberger or its subsidiaries, other than Sedco Forex or a Sedco Forex subsidiary, all employees of Schlumberger and its subsidiaries other than Sedco Forex employees described in the first sentence of this paragraph. For a period of one year after the spin-off date, but not later than December 31, 2000, Transocean Sedco Forex generally will maintain, for Sedco Forex employees, benefits and benefit arrangements that, in the aggregate, are substantially comparable to the benefits and benefit arrangements provided by Schlumberger and its subsidiaries to Sedco Forex employees as of the date of the distribution agreement.

 ALLOCATION OF LIABILITIES

     Under the terms of the distribution agreement, generally Schlumberger will retain the following employee-related liabilities:

     - all employment and benefit-related liabilities of Schlumberger employees and former employees, including former Sedco Forex employees, whether incurred before or after the spin-off date, including any liabilities under any benefit and compensation plans, employment and benefit arrangements maintained by Schlumberger or any Schlumberger subsidiary;

     - all benefit-related liabilities concerning Sedco Forex employees, including former Sedco Forex employees, under all employment and benefit arrangements maintained by Schlumberger that cover Sedco Forex employees
       (1) that are funded through employer or employee contributions and (2) as to which Schlumberger maintains a separate trust or other funding vehicle to provide part or all of the benefits pursuant to such plans;

     - any liabilities for severance or similar benefits of Sedco Forex employees incurred by Schlumberger arising before the spin-off date as a result of the restructuring of Sedco Forex in anticipation of the spin-off;

     - certain identified severance benefit obligations arising after the date of the spin-off with respect to Sedco Forex employees; and

     - the accrued pro-rata liability through the spin-off date with respect to Sedco Forex employees under the Schlumberger Incentive Compensation Plan for 1999, and accrued employer contributions through the spin-off date with respect to Sedco Forex Employees for the Schlumberger International Staff Profit-Sharing Plan, the Schlumberger Cash Separation Indemnity Plan and the Schlumberger International Staff Pension Plan.

     Sedco Forex generally will assume all other employment and benefit-related liabilities of the Sedco Forex employees not specifically allocated to Schlumberger under the employee matters agreement, generally as described above.

 PARTICIPATION IN SCHLUMBERGER PLANS

     Effective as of the spin-off date, Sedco Forex will adopt the Schlumberger International Staff Pension Plan as a participating employer for the benefit of all eligible Sedco Forex employees, including those who are participating in the Schlumberger International Staff Pension Plan immediately before the spin-off date. Sedco Forex will maintain its status as a participating employer, including all rights and responsibilities associated with such status through December 31, 2000. Effective as of the spin-off date, Sedco Forex may, at its option, adopt any of the employment and benefit arrangements maintained by Schlumberger that cover Sedco Forex employees as a participating employer for the benefit of all eligible Sedco Forex employees, including those employed after the spin-off date, and may maintain such status as a participating employer, including all rights and responsibilities associated with such status, through December 31, 2000. Sedco Forex will pay the employer contributions or costs for each Sedco Forex employee required under any Schlumberger plan in which Sedco Forex participates.

 STOCK OPTIONS

     As of the effective time of the spin-off, all nonvested options to purchase Schlumberger common stock held by Sedco Forex employees at such time will terminate by their terms. Upon completion of the merger, the Sedco Forex employees who held these options will be granted fully vested options to acquire Transocean Sedco Forex ordinary shares. The number of Transocean Sedco Forex ordinary shares for which a newly granted option will be exercisable will equal the number of Schlumberger shares subject to the terminated Schlumberger option times a fraction, the numerator of which is the closing price of Schlumberger common stock at the close of trading on the day immediately prior to the spin-off date, determined without regard to the spin-off of Sedco Forex, and the denominator of which is the price of a Transocean ordinary share at the close of trading on the day immediately prior to the spin-off date. The exercise price of each such option will be the price of a Transocean ordinary share at the close of trading on that date times a fraction, the numerator of which is the exercise price under the terminated Schlumberger option and the denominator of which is the price of Schlumberger common stock at the close of trading on the day immediately prior to the spin-off date, determined without regard to the spin-off of Sedco Forex. The formula will likely require Transocean Sedco Forex to grant some of these options with exercise prices below fair market value. Transocean Sedco Forex will grant these options with an exercise price below fair market value at the date of grant to the extent a below market price would be required by application of the exercise price adjustment formula. However, French-based employees of Sedco Forex who are eligible to receive new Transocean Sedco Forex options will be granted options with an exercise price equal to the fair market value of Transocean Sedco Forex ordinary shares at the date of grant, even if the application of the adjustment formula otherwise would result in an exercise price below the market price of Transocean Sedco Forex ordinary shares at that date. To compensate these holders for the resulting diminution in value, Transocean Sedco Forex will grant additional options with a fair market value exercise price, the appropriate number of which will be determined by valuing those options according to the Black-Scholes option pricing models and related assumptions deemed reasonable by Transocean Sedco Forex.

     The Transocean Sedco Forex options will be granted outside of the Long-Term Incentive Plan, but will be subject to substantially identical terms and conditions. Transocean anticipates that following the merger it will adopt a stand-alone plan pursuant to which these newly granted options will be administered. This plan would be substantially identical to Transocean's existing Long-Term Incentive Plan, except the new plan would permit Transocean Sedco Forex to grant these options with an exercise price below fair market value at the date of grant to the extent a below market price would be required by application of the exercise price adjustment formula set forth in the employee matters agreement.

     All vested options to purchase Schlumberger common stock held by Sedco Forex employees will remain outstanding as options to purchase Schlumberger common stock for the period following completion of the merger established by Schlumberger's stock option plan, which is generally 90 days after the completion of the merger. Options to acquire Schlumberger common stock that are held by persons other than Sedco Forex employees will remain options to purchase Schlumberger shares. The exercise price and number of shares of Schlumberger common stock purchasable upon exercise under all Schlumberger options outstanding immediately after completion of the merger, including those vested options held by Sedco Forex employees, will be equitably adjusted to reflect the approximate decrease in the value of Schlumberger common stock as a result of the spin-off. Shortly after the transactions are completed, Schlumberger will communicate with affected optionholders regarding how these Schlumberger options will be adjusted.

 OTHER TRANSITIONAL EMPLOYEE MATTERS

     Sedco Forex will assume all worker's compensation liability of Sedco Forex employees after the spin-off date. Schlumberger will administer all Sedco Forex employees' worker's compensation claims that arose up to the spin-off date for a period of five years after the spin-off date. However, Sedco Forex will pay all worker's compensation payments that become due after the spin-off date.

     Schlumberger will provide all administrative or professional services required for the operation of any Sedco Forex plans. Sedco Forex will reimburse Schlumberger for the cost of such services.

                            BUSINESS OF SEDCO FOREX

     The following summary describes Sedco Forex's business as it is expected to be constituted after its separation from Schlumberger and at the time of its spin-off to Schlumberger's shareholders.

     Sedco Forex is a leading international provider of offshore contract drilling services for oil and gas exploration, development and production. Sedco Forex currently owns, has an ownership interest in or operates 40 mobile offshore drilling rigs. Sedco Forex's fleet consists of three fourth-generation semisubmersibles, twenty second- and third-generation semisubmersibles, one first-generation semisubmersible, two drillships, ten jackup rigs and four tenders. Sedco Forex also has under construction three Sedco Express-class semisubmersibles, the Sedco Express, Cajun Express and Sedco Energy, and one independent-leg cantilevered jackup rig, the Trident 20. In addition, the fleet includes one multi-purpose service jackup rig, six swamp barges and two land drilling rigs.

     Sedco Forex contracts these drilling rigs, related equipment and work crews primarily on a dayrate basis to drill oil and gas wells. Sedco Forex also provides additional drilling services, including well intervention and management of third-party well service activities.

     Sedco Forex Holdings Limited is organized as an international business company under the laws of the British Virgin Islands in 1990. Its registered office in the British Virgin Islands is located at Citco B.V.I. Limited, Citco Building, Wickhams Cay, P. O. Box 662, Road Town, Tortola, British Virgin Islands.

DRILLING RIG TYPES

     Sedco Forex principally uses five types of drilling rigs:

     - semisubmersibles

     - drillships

     - jackups

     - tenders

     - swamp barges

     Semisubmersibles are floating vessels that can be submerged such that a substantial portion of the lower hull is below the water surface during drilling operations. They are well suited for operations in rough water conditions. Fourth-generation semisubmersibles are those that were built after the mid-eighties or have been recently upgraded and have larger physical size than other semisubmersibles, harsh environment capability, variable deck load capability of greater than 4,000 metric tons and superior motion characteristics. Fourth-generation semisubmersibles, which are generally rated for drilling in water depths of over 4,000 feet, are often considered the most suitable units for operations in deep water and harsh environments or for development drilling that requires larger variable loads and the ability to handle large pieces of subsea equipment. Sedco Forex is constructing three newbuild semisubmersibles based on Sedco Forex's proprietary Sedco Express design. See "Sedco Forex Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Drillships are generally self-propelled and designed to drill in the deepest waters in which offshore drilling rigs currently operate. Shaped like conventional ships, they are the most mobile of the major rig types. Sedco Forex's drillships are either dynamically positioned, which allows them to maintain position without anchors through the use of their onboard propulsion and station-keeping systems, or are operated in a moored configuration.

     Jackup rigs are mobile self-elevating drilling platforms equipped with legs that can be lowered to the ocean floor until a foundation is established to support the drilling platform. Once a foundation is established, the drilling platform is then jacked further up the legs so that the platform is above the highest expected waves. The rig hull includes the drilling rig, jacking system, crew quarters, loading and unloading facilities, storage areas, helicopter landing deck and related equipment. They are generally suited for water depths of 400 feet or less.

     Tenders are usually barges or semisubmersibles that are not self-propelled, but can be moored alongside a platform, and contain quarters, mud pits, mud pumps, power generation and other equipment. Tenders allow smaller, less costly platforms to be used for development projects. Self-erecting tenders carry their own derrick equipment set and have a crane capable of erecting it on the platform, thereby eliminating the cost associated with a separate derrick house and related equipment. Tenders are generally suited for water depths of 460 feet or less.

     Swamp barges are usually not self-propelled, but can be moored alongside a platform, and contain quarters, mud pits, mud pumps, power generation and other equipment. Like tenders, swamp barges allow smaller, less costly platforms to be used for development projects. Swamp barges often carry their own derrick equipment set and crane. Swamp barges are generally suited for water depths of 25 feet or less.

     Sedco Forex's drilling equipment is suitable for both exploration and development drilling, and Sedco Forex is normally engaged in both types of drilling activity. Sedco Forex's drilling rigs are mobile and can be moved to new locations in response to client demand. All of the Sedco Forex offshore drilling units are designed for operations away from port for extended periods of time and have living quarters for the crews, a helicopter landing deck and storage space for pipe and drilling supplies.

FLEET ENHANCEMENTS AND UPGRADES

     Sedco Forex performed life enhancement and upgrade projects during 1999 for the Trident IV jackup rig and the Sedco 709 semisubmersible. Sedco Forex spent in excess of $75 million on these two projects to increase significantly the capacity, marketability and dayrates of these two rigs. Both of these rigs are currently under contract.

DRILLING RIG STATUS

     The following table shows information about Sedco Forex's drilling rigs, including rigs under construction, as of September 30, 1999:

                                                                DRILLING
                                  YEAR ENTERED   WATER DEPTH     DEPTH
                                    SERVICE/     CAPABILITY    CAPABILITY                                     ESTIMATED
TYPE AND NAME                     UPGRADED(A)     (IN FEET)    (IN FEET)      LOCATION       CLIENT         EXPIRATION(B)
-------------                     ------------   -----------   ----------     --------       ------         -------------
SEMISUBMERSIBLES (27)
Actinia.........................         1982       1,500        25,000     Libya         Nimir         October 1999
Cajun Express(c)................     Newbuild       8,500        25,000     Shipyard      Marathon      March 2003
                                                                            (Singapore)
Drillstar(d)....................         1982       1,500        25,000     U.K.          --            Idle
FPS Bill Shoemaker(e)...........    1976/1991       1,500        25,000     Canada        Husky Oil     October 1999
Omega(e)........................         1983       3,000        25,000     South Africa  Soekor        December 1999
Sedco 135D......................    1966/1977         600        25,000     Brazil        (f)           Idle (f)
Sedco 600.......................    1983/1994       1,500        25,000     Singapore     --            Idle
Sedco 601.......................         1983       1,500        25,000     Indonesia     Unocal        April 2000
Sedco 602.......................         1983       1,500        25,000     Indonesia     --            Idle
Sedco 700.......................    1973/1997       3,600        25,000     Turkey/       Arco/Hunt     October 1999/ February
                                                                            Ghana                       2000
Sedneth 701.....................    1972/1993       1,500        25,000     Congo         Elf           April 2000
Sedco 702.......................    1973/1992       1,500        25,000     Australia     Globex (g)    October 1999 (g)
Sedco 703.......................    1973/1995       1,500        25,000     Australia     (h)           Idle (h)
Sedco 704.......................    1974/1993       1,000        25,000     U.K.          Shell         September 1999
Sedco 706.......................    1976/1994       1,000        25,000     U.K.          Total         June 2000
Sedco 707.......................    1976/1997       6,500        25,000     Brazil        Petrobras     January 2002
Sedco 708.......................         1976       1,500        25,000     Angola        Chevron       April 2000
Sedco 709.......................    1977/1999       5,000        25,000     Nigeria       Shell         April 2002
Sedco 710.......................         1983       6,000        25,000     Brazil        Petrobras     January 2000
Sedco 711.......................         1982       1,800        25,000     Ireland       Enterprise    January 2000

                                                                DRILLING
                                  YEAR ENTERED   WATER DEPTH     DEPTH
                                    SERVICE/     CAPABILITY    CAPABILITY                                     ESTIMATED
TYPE AND NAME                     UPGRADED(A)     (IN FEET)    (IN FEET)      LOCATION       CLIENT         EXPIRATION(B)
-------------                     ------------   -----------   ----------     --------       ------         -------------
Sedco 712.......................         1983       1,600        25,000     U.K.          Shell         December 1999
Sedco 714.......................    1983/1997       1,600        25,000     U.K.          Shell         October 1999
Sedco Energy(i).................     Newbuild       7,500        25,000     Shipyard      Texaco        December 2005
                                                                            (France)
Sedco Explorer(d)...............    1975/1995       1,000        25,000     U.K.          --            Idle
Sedco Express(j)................     Newbuild       7,500        25,000     Shipyard      Elf           February 2003
                                                                            (France)
Sedco I-Orca(e).................    1970/1987         900        25,000     South Africa  Soekor        May 2001
Sovereign Explorer..............         1984       3,500        25,000     U.K.          --            Idle
JACKUPS (12)
Mr. John(k).....................    1985/1993         N/A           N/A     Nigeria       Texaco        December 1999
Trident II......................    1977/1985         300        25,000     India         Enron         January 2000
Trident IV......................    1980/1999         300        25,000     Angola        Chevron       October 1999
Trident VI......................         1981         300        21,000     Nigeria       --            Idle
Trident VIII....................         1981         300        21,000     Cameroon      Elf Shell     November 1999 November
                                                                            Nigeria                     2000
Trident IX(l)...................         1982         400        21,000     Indonesia     Gulf          November 1999
Trident XII.....................    1982/1992         300        25,000     Brunei        Shell         June 2000
Trident XIV.....................    1982/1994         300        20,000     Angola        Chevron       December 1999
Trident 15......................         1982         300        25,000     Vietnam       Petrovietnam  December 1999
Trident 16(l)...................         1982         300        25,000     Thailand      Harrods       February 1999
                                                                                          PTT           June 2000
Trident 17......................         1983         355        25,000     Vietnam       JVPC          October 1999
Trident 20(m)...................     Newbuild         300                   Shipyard      Elf           September 2005
                                                                            (Azerbaijan)
DRILLSHIPS (2)
Joides Resolution(n)............         1978      27,000        30,000     Worldwide     Texas A&M     September 2003
Sagar Vijay(e)..................         1985       2,950        20,000     India         ONGC          December 2000
TENDERS (4)
Searex 5........................         1983         440        20,000     Malaysia      --            Idle
Searex 9........................         1981         460        21,000     Congo         Elf           February 2000
Searex 10.......................    1983/1994         450        21,000     Angola        --            Idle
Searex 11.......................         1983         350        20,000     Indonesia     Total         October 1999
SWAMP BARGES (6)
Searex 4........................    1981/1989          21        25,000     Nigeria       --            Idle
Searex 6........................    1981/1991          22        25,000     Nigeria       --            Idle
Searex 7........................         1980          25        20,000     Indonesia     --            Idle
Searex 8........................    1985/1989          25        21,000     Indonesia     --            Idle
Searex 12.......................    1982/1992          25        25,000     Nigeria       Shell         August 2000
Hibiscus(m).....................    1979/1993          25        16,000     Indonesia     Total         April 2000
LAND RIGS (2)
Rig 1...........................    1976/1996         N/A        15,000     Nigeria       Shell         October 1999
Rig 54..........................         1981         N/A        15,000     Nigeria       --            Idle

---------------

(a) Dates shown are the original service date and the date of the most recent upgrade, if any.

(b) Expiration dates represent Sedco Forex's current estimate of the earliest date the contract for each rig is likely to expire. Some rigs have two contracts in continuation, so the second line shows the estimated earliest availability. Some contracts have options under which the rigs could continue to work on the same terms after the estimated expiration.

(c) The Cajun Express is expected to be operational in the second quarter of 2000. The contract provides for termination if the rig is not delivered by March 31, 2001.

(d) Operated under a bareboat charter with the rig's owner, Sea Wolf Drilling Limited, in which Schlumberger has an indirect 25% interest. See Note 12 to the Combined Financial Statements of Sedco Forex. Although the owner of the remaining 75% interest in the venture has, to date, not consented to the transfer of Schlumberger's interest, Schlumberger is taking steps to achieve resolution of this issue. The parties cannot predict whether Schlumberger's ownership interest in the venture or the right to use these rigs will be transferred to Transocean Sedco Forex or whether an alternative resolution acceptable to Transocean will be achieved.

(e)  Operated under a management contract with the rig's owner.

(f) Under contract with Petrobras for the period from third quarter 2000 to third quarter 2008.

(g)  Also under contract with BHP for the period from December 1999 to May 2000.

(h)  Under contract with Japex for January 2000 and Inpex for February 2000.

(i) The Sedco Energy is expected to be operational in the first quarter of 2000. If delivery of the rig is delayed beyond the contract delivery date, the contract provides for a reduction in its term equivalent to the period of delayed delivery.

(j) The Sedco Express is expected to be operational in the first quarter of 2000. The contract provides for termination if the rig is not delivered by May 28, 2000.

(k) Considered a multi-purpose service vessel capable of being used for workovers or associated services.

(l) Owned by an unrelated third party and leased by Sedco Forex. Sedco Forex has an option to purchase, and the owner has an option to cause Sedco Forex to purchase, the rig.

(m) Owned by a joint venture owned more than 50% by Sedco Forex. The Trident 20 is expected to be operational in the fourth quarter of 2000. The contract provides for termination if the rig is not delivered by February 12, 2002.

(n) Currently engaged in scientific geological coring activities; owned by a joint venture owned 50% by Sedco Forex.

     Upon the expiration of existing contracts, there can be no assurance that such contracts will be renewed or extended, that new contracts will be available or, if contracts are available, that they will provide revenues adequate to cover all fixed and variable costs associated with the rigs.

     As of September 30, 1999, Sedco Forex's rigs, excluding rigs under construction, were located in:

     - the United Kingdom (7 units);

     - Ireland (1 unit);

     - Africa-Mediterranean Sea (18 units);

     - Middle East-India (2 units);

     - Asia (16 units);

     - Brazil (3 units); and

     - Canada (1 unit).

     The Joides Resolution is contracted for a worldwide research program and as of September 30, 1999 was in a shipyard in Singapore undergoing an upgrade. It is expected to be back in operation in mid-November 1999.

DRILLING CONTRACTS

     Sedco Forex's contracts to provide offshore drilling services are individually negotiated and vary in their terms and provisions. Sedco Forex obtains most of its contracts through competitive bidding against other contractors. Drilling contracts generally provide for payment on a dayrate basis, with higher rates while the drilling unit is operating and lower rates for periods of mobilization or when drilling operations are interrupted or restricted by equipment breakdowns, adverse environmental conditions or other conditions beyond the control of Sedco Forex. Sedco Forex typically does not drill turnkey wells, under which the contractor agrees to drill a well to a specified depth for a fixed price.

     A dayrate drilling contract generally extends over a period of time covering either the drilling of a single well or group of wells or covering a stated term. These contracts typically can be terminated by the client in the event the drilling unit is destroyed or lost, or if drilling operations are suspended for a specified period of time as a result of a breakdown of major equipment or, in some cases, due to other events beyond the control of either party. In addition, the drilling contracts for Sedco Forex's newbuild rigs contain termination or term reduction provisions tied to late delivery of these units.

     The contract term in many instances may be extended by the client exercising options for the drilling of additional wells or for an additional term. In reaction to depressed market conditions, Sedco Forex's clients may seek renegotiation of firm drilling contracts to reduce their obligations or may seek to terminate their contracts by paying a termination fee to Sedco Forex.

SIGNIFICANT CLIENTS

     During the past five years, Sedco Forex has engaged in offshore drilling for most of the world's leading international oil companies or their affiliates, as well as for many government-controlled and independent oil companies. During this period, Sedco Forex's principal clients have included Shell, Chevron, Total, Woodside, Petrobras, Unocal and Elf. During 1998, Shell accounted for approximately 19 percent of Sedco Forex's consolidated operating revenues. No other unaffiliated client accounted for ten percent or more of Sedco Forex's 1998 consolidated operating revenues. The loss of any of these major clients could, at least in the short term, have a material adverse effect on Sedco Forex.

INDUSTRY CONDITIONS AND COMPETITION

     Sedco Forex's business depends on the level of activity in offshore oil and gas exploration, development and production in markets worldwide. Oil and gas prices, market expectations of potential changes in these prices and a variety of political and economic factors significantly affect this level of activity. Oil and gas prices are extremely volatile and are affected by numerous factors, including:

     - worldwide demand for oil and gas;

     - the ability of the Organization of Petroleum Exporting Countries, commonly called "OPEC," to set and maintain production levels and pricing;

     - the level of production of non-OPEC countries;

     - the policies of the various governments regarding exploration and development of their oil and gas reserves;

     - advances in exploration and development technology; and

     - the political environment of oil-producing regions.

     The offshore contract drilling industry is highly competitive with numerous industry participants, none of which has a dominant market share. Some of Sedco Forex's competitors may have greater resources than Sedco Forex.

     Drilling contracts are traditionally awarded on a competitive bid basis. Intense price competition is often the primary factor in determining which qualified contractor is awarded a job, although rig availability and the quality and technical capability of service and equipment may also be considered.

     Sedco Forex's industry has historically been cyclical. There have been periods of high demand, short rig supply and high dayrates, followed by periods of lower demand, excess rig supply and low dayrates. The industry is currently in a period of low demand, and Sedco Forex is unable to predict when the market will change and if so, to what extent. In addition, rig availability has increased as a result of contract expirations and construction by other drilling contractors of new rigs that are competing with Sedco Forex's rigs. Periods of excess rig supply intensify the competition in the industry and often result in rigs being idled for long periods of time.

     Sedco Forex requires highly skilled personnel to operate and provide technical services and support for its drilling units. To the extent demand for drilling services and the size of the worldwide industry fleet increase, shortages of qualified personnel similar to those experienced in 1996-97 could arise, creating upward pressure on wages.

     As of September 30, 1999, Sedco Forex had four new rigs in shipyards under construction. These construction projects are subject to the risks of delay or cost overruns inherent in any large construction project resulting from numerous factors, including the following:

     - shipyard unavailability;

     - shortages of equipment, materials or skilled labor;

     - unscheduled delays in the delivery of ordered materials and equipment;

     - engineering problems, including those relating to the commissioning of newly designed equipment;

     - work stoppages;

     - weather interference;

     - unanticipated cost increases; and

     - difficulty in obtaining necessary permits or approvals.

     These factors may contribute to cost variations and delays in the delivery of Sedco Forex's drilling units under construction. Delays in delivery of these units would result in delays in contract commencements, resulting in a loss of revenue to Sedco Forex. These delays may also cause customers to terminate the drilling contracts for these rigs pursuant to late delivery termination clauses. In the event of termination of a drilling contract for one of these rigs, it is unlikely that Sedco Forex would be able to secure a replacement contract on as favorable terms.

MARKETS

     Rigs can be moved from one region to another, but the cost of moving a rig and the availability of rig-moving vessels may cause the supply and demand balance to vary somewhat between regions. However, significant variations between regions do not tend to exist long-term because of rig mobility. Rig mobility causes markets to be defined more by water depth capability than region. Sedco Forex has the capability of drilling in water depths from as shallow as a few feet with its swamp barges to as deep as 6,500 feet with its Sedco 707 semisubmersible. In addition, each of Sedco Forex's three newbuild semisubmersibles will be capable of drilling in water depths of at least 7,500 feet.

     In recent years, there has been increased emphasis by oil companies on exploring for hydrocarbons in deeper waters. This is, in part, because of technological developments that have made such exploration more feasible and cost-effective. Shallow water regions have been developed much more than deep water regions because these regions are more accessible and operations there are less costly to conduct.

OPERATING RISKS

     Sedco Forex's operations are subject to the usual hazards inherent in the drilling of oil and gas wells, such as blowouts, loss of well control, punchthroughs, cratering or fires, the occurrence of which could result in the suspension of drilling operations, damage to or destruction of the equipment involved and injury or death to rig personnel. Operations also may be suspended because of machinery breakdowns, abnormal drilling conditions, failure of subcontractors to perform or supply goods or services or personnel shortages. In addition, offshore drilling operations are subject to perils peculiar to marine operations, including capsizing, grounding, collision and loss or damage from severe weather. Damage to the environment could also result from Sedco Forex's operations, particularly through oil spillage or extensive uncontrolled fires.

     Sedco Forex maintains broad insurance coverage, including insurance against general and marine third party liabilities. Sedco Forex's offshore drilling equipment is insured by all risks physical damage insurance policies, which cover against marine and other perils, including losses due to capsizing, grounding, collision, fire, lightning, hurricanes, wind, storms, action of waves, punchthroughs, cratering, blowouts, explosions and war risks. Sedco Forex also carries employer's liability and other insurance customary in the offshore contract drilling business.

     Consistent with standard industry practice, Sedco Forex's clients generally assume, and indemnify Sedco Forex against, well control and subsurface risks under dayrate contracts. These risks are those associated with the loss of control of a well, such as blowout or cratering, the cost to regain control or redrill the well and associated pollution. Sedco Forex typically does not carry insurance against such risks under dayrate contracts. However, Sedco Forex cannot guarantee that these clients will necessarily be financially able to indemnify it against all these risks.

     Sedco Forex believes it is adequately insured in accordance with industry standards against normal risks in its operations; however, such insurance coverage may not in all situations provide sufficient funds to protect Sedco Forex from all liabilities that could result from its drilling operations. Sedco Forex insures its rigs on an agreed value basis that is at least equal to the net book value of the rig and is regularly reviewed and modified for each individual rig based on market value, technology, such as deep water or dynamic positioning capability, utilization, dayrate and earnings potential. This means that some rigs are not insured for replacement value. Business interruption is not generally insured against, except in the event of total loss where an element of lost earnings can be included in the total insured value of the rig. This "top up" to the insured value is added where considered appropriate. Accordingly, the occurrence of a casualty or loss against which Sedco Forex is not fully insured could have a material adverse effect on Sedco Forex's financial position and results of operations.

     Sedco Forex is subject to liability under various environmental laws and regulations. See "-- Regulation." Generally, Sedco Forex has been able to obtain some degree of contractual indemnification pursuant to which Sedco Forex's client agrees to protect and indemnify Sedco Forex from liability for pollution, well and environmental damages; however, there is no assurance that Sedco Forex can obtain such indemnities in all of its contracts or that, in the event of extensive pollution and environmental damages, the clients will have the financial capability to fulfill their contractual obligations to Sedco Forex. Also, these indemnities may not be enforceable in all instances. For some contracts where the risk allocation or counterparty risk exposure is considered high, Sedco Forex can purchase additional insurance such as "operators extra expense insurance" against well control risks.

INTERNATIONAL OPERATIONS

     Sedco Forex operates in various regions throughout the world that expose Sedco Forex to various political and other uncertainties, including risks of:

     - war and civil disturbances;

     - expropriation of equipment;

     - the inability to repatriate income or capital; and

     - changing taxation policies.

     Sedco Forex is protected to a substantial extent against capital loss, but generally not loss of revenue, from most of these risks through insurance, indemnity provisions in its drilling contracts or both. As of September 30, 1999, all areas in which Sedco Forex was operating were covered by existing insurance policies.

     Sedco Forex's operations are also subject to significant government regulation in different jurisdictions. Many governments favor or effectively require the awarding of drilling contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. These practices may adversely affect Sedco Forex's ability to compete. Sedco Forex expects to continue its efforts to structure its operations in order to remain competitive in the international markets.

     Another risk inherent in Sedco Forex's operations is the possibility of currency exchange losses where revenues are received and expenses are paid in nonconvertible currencies. Sedco Forex may also incur losses as a result of an inability to collect revenues because of a shortage of convertible currency available to the country of operations. Sedco Forex seeks to limit these risks by structuring contracts such that compensation is made in freely convertible currencies and, to the extent possible, by limiting acceptance of blocked currencies to amounts that match its expense requirements in local currency.

REGULATION

     Sedco Forex's operations are affected from time to time in varying degrees by governmental laws and regulations. The drilling industry is dependent on demand for services from the oil and gas exploration industry and, accordingly, is affected by changing tax and other laws relating to the energy business generally.

     International contract drilling operations are subject to various laws and regulations in countries in which Sedco Forex operates, including laws and regulations relating to equipping and operating of drilling units, currency conversions and repatriation, oil exploration and development, taxation of offshore earnings and earnings of expatriate personnel and use of local employees and suppliers by foreign contractors. Governments in some countries have become increasingly active in regulating and controlling the ownership of concessions and companies holding concessions, the exportation of oil and other aspects of the oil industries in their countries. In addition, government action, including initiatives by OPEC, may continue to cause oil price volatility. In some areas of the world, this governmental activity has adversely affected the amount of exploration and development work done by major oil companies and may continue to do so.

     Some of the countries in whose waters Sedco Forex is presently operating or may operate in the future have regulations covering the discharge of oil and other contaminants in connection with drilling operations.

     In some cases, Sedco Forex, as an operator of mobile offshore drilling units, may be liable for damages and costs incurred in connection with oil spills for which it is held responsible, subject to certain limitations. Laws and regulations protecting the environment have become more stringent in recent years, and may in certain circumstances impose "strict liability," rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. Such laws and regulations may expose Sedco Forex to liability for the conduct of or conditions caused by others, or for acts that were in compliance with all applicable laws at the time such acts were performed. The application of these requirements or the adoption of new requirements could have a material adverse effect on Sedco Forex's financial position and results of operations.

     Sedco Forex believes that it has conducted its operations in substantial compliance with applicable environmental laws and regulations governing its activities. Although significant capital expenditures may be required to comply with such governmental laws and regulations, such compliance has not materially adversely affected the earnings or competitive position of Sedco Forex.

EMPLOYEES

     As of September 30, 1999, Sedco Forex had approximately 4,500 employees. Sedco Forex requires highly skilled personnel to operate its drilling units. As a result, Sedco Forex conducts extensive personnel recruiting, training and safety programs.

     On a worldwide basis, Sedco Forex had approximately 13 percent of its employees working under collective bargaining agreements at September 30, 1999. Some of those agreements have expired and negotiations are ongoing for new contracts. Sedco Forex has not experienced any work stoppages as a result of these expirations and negotiations. Sedco Forex believes it has good relations with its employees.

PROPERTIES

     Sedco Forex owns or leases office space or other facilities in most of the countries where it conducts operations. Sedco Forex does not consider any of these facilities to be material to its overall operations.

LEGAL PROCEEDINGS

     Global Marine Drilling Company initiated an arbitration proceeding in London in December 1997 against Sedco Forex. Global Marine alleges a claim for approximately $85 million against Sedco Forex for an alleged late return of a chartered rig and for breach of maintenance obligations under the charter. In February 1998, the tribunal held that the charter expired January 20, 1998, plus time for physical delivery, meaning Sedco Forex is liable to Global Marine for the "market dayrate" from that time until actual delivery in 1998. It is expected that the balance of the proceedings, including the final determination of any damages, will take place in 2000. On October 15, 1999, an arrestment of the Sedco Forex rig, Sovereign Explorer, was executed in connection with the proceedings. The rig is currently idle, and Sedco Forex does not expect this action to have any impact on the case or the operations of the rig. Sedco Forex disputes the allegations and arrestment and is vigorously defending the case. Sedco Forex does not expect that the ultimate liability, if any, resulting from the matter will have a material adverse effect on its business, financial position or results of operations.

     RIGCO North America, LLC, a subsidiary of Tatham Offshore Inc., filed a lawsuit in Texas state court in July 1999 asserting various claims against Sedco Forex in connection with shipyard and rig management contracts for two rigs managed on behalf of RIGCO. RIGCO alleges breach of contract, negligence and fraud and claims damages of approximately $51 million, plus exemplary damages, attorney's fees and other unspecified damages. In August 1999, RIGCO filed for voluntary bankruptcy protection in bankruptcy court in Texas. As part of the bankruptcy proceedings, RIGCO filed a preference action against Sedco Forex in September 1999. RIGCO seeks to avoid alleged transfers of approximately $4.2 million to Sedco Forex and to have those funds returned to the RIGCO bankruptcy estate. Sedco Forex disputes the allegations and is vigorously defending the case. Sedco Forex does not expect that the liability, if any, resulting from the matter will have a material adverse effect on its business, financial position or results of operations.

     The Indian Customs Department, Mumbai, filed a "show cause notice" against Sedco Forex and various other parties on July 8, 1999. The show cause notice alleges that the entry into India and other subsequent movements of a rig operated by Sedco Forex constituted imports and exports for which proper customs procedures were not followed and customs duties should have been paid, and seeks payment of customs duties, with interest and penalties, and confiscation of the rig. Sedco Forex has filed a response to the show cause notice. Hearings on this matter are continuing, and Sedco Forex expects an initial phase adjudication by the Customs Department by the first quarter of 2000. Sedco Forex disputes the allegations and is vigorously defending the case. Sedco Forex does not expect that the ultimate liability, if any, resulting from the matter will have a material adverse effect on its business, financial position or results of operations.

     Sedco Forex and its subsidiaries are involved in various other legal proceedings and claims that have arisen in the ordinary course of business. Sedco Forex believes that the ultimate liability, if any, resulting from such matters will not have a material adverse effect on its business, financial position, or results of operations.

     Sedco Forex is involved in certain other legal proceedings with respect to which Schlumberger has agreed to indemnify Sedco Forex against all costs and expenses and any ultimate liability that may be incurred.

            SEDCO FOREX SELECTED HISTORICAL COMBINED FINANCIAL DATA

     Schlumberger prepared the selected historical combined financial data of Sedco Forex in the table below using the combined financial statements of Sedco Forex. Schlumberger derived the combined financial information below for each of the three years ended December 31, 1998, and the combined balance sheet data as of December 31, 1997 and 1998, from combined financial statements appearing elsewhere in this joint proxy statement/prospectus audited by PricewaterhouseCoopers LLP, independent accountants. Schlumberger derived the combined statement of income data for the six months ended June 30, 1999 and 1998 and the years ended December 31, 1995 and 1994 and the combined balance sheet data as of June 30, 1999 and December 31, 1995 and 1994 from unaudited combined financial statements. In the opinion of management, the unaudited interim financial statements for the six months ended June 30, 1999 and 1998 include all adjustments consisting only of normal recurring adjustments necessary for a fair statement of the results for the unaudited periods. Operating results for the six months ended June 30, 1999 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1999.

                                                              SIX MONTHS
                                                                 ENDED
                                                               JUNE 30,          YEARS ENDED DECEMBER 31,
                                                              -----------   ----------------------------------
                                                              1999   1998    1998    1997   1996   1995   1994
                                                              ----   ----    ----    ----   ----   ----   ----
                                                                    (IN MILLIONS, EXCEPT PER SHARE DATA)
                                                              (UNAUDITED)                          (UNAUDITED)
COMBINED STATEMENT OF INCOME DATA
Operating revenues..........................................  $352   $534   $1,091   $891   $663   $437   $391
Net income..................................................    39    158      342    260    148     62     34
Pro forma earnings per share
  Basic.....................................................  0.35            3.13
  Diluted...................................................  0.35            3.13
Pro forma average shares outstanding
  Basic(1)..................................................   109             109
  Diluted(2)................................................   109             109

                                                                                        DECEMBER 31,
                                                               JUNE 30,     ------------------------------------
                                                                 1999        1998     1997    1996   1995   1994
                                                              -----------   ------   ------   ----   ----   ----
                                                                                (IN MILLIONS)
                                                              (UNAUDITED)                        (UNAUDITED)
COMBINED BALANCE SHEET DATA
Working capital.............................................    $   57      $  217   $  168   $113   $130   $ 86
Total assets................................................     1,515       1,473    1,051    899    781    742
Long-term debt..............................................        77          86      139     46     40     28
Equity......................................................       519         564      363    462    574    593

---------------

(1) Average basic shares outstanding represent Transocean Sedco Forex shares to be issued to Schlumberger's shareholders pursuant to the merger agreement.

(2) Average diluted shares outstanding adjust average basic shares outstanding for the dilutive effect of stock options.

              SEDCO FOREX MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following information should be read in connection with the information contained in Sedco Forex's combined financial statements and the notes thereto included elsewhere in this joint proxy statement/prospectus. As used in this discussion, the term "Sedco Forex" refers to the historical offshore contract drilling service business of Schlumberger Limited that is to be spun off and merged with Transocean and to that business as consolidated under Sedco Forex Holdings Limited from and after the time of the spin-off.

OVERVIEW

     Sedco Forex is a leading international provider of offshore contract drilling services for offshore oil and gas exploration, development and production. Sedco Forex currently owns, has an ownership interest in or operates 40 mobile offshore drilling rigs. Sedco Forex's fleet consists of three fourth-generation semisubmersibles, twenty second- and third-generation semisubmersibles, one first-generation semisubmersible, two drillships, ten jackup rigs and four tenders. Sedco Forex also has under construction three Sedco Express-class semisubmersibles, the Sedco Express, Cajun Express and Sedco Energy, and one independent-leg cantilevered jackup rig, the Trident 20. In addition, the fleet includes one multi-purpose service jackup rig, six swamp barges and two land drilling rigs. Sedco Forex contracts these drilling rigs, related equipment and work crews primarily on a dayrate basis to drill oil and gas wells. Sedco Forex also provides additional drilling services, including well intervention and management of third-party well service activities.

OPERATING RESULTS

     Comparative data relating to Sedco Forex's operating results for the three years ended December 31, 1998, 1997 and 1996 and for the six months ended June 30, 1999 and 1998 are summarized below. The results of interim periods are not necessarily indicative of a full year's operations.

                                                   SIX MONTHS ENDED
                                                       JUNE 30,         YEAR ENDED DECEMBER 31,
                                                   -----------------   --------------------------
                                                    1999      1998       1998      1997     1996
                                                   -------   -------   --------   ------   ------
                                                                   (IN MILLIONS)
                                                      (UNAUDITED)
REVENUE:
  Operating......................................  $  352    $534.4    $1,090.5   $891.3   $663.2
  Interest and other income......................     6.7       3.3         8.8      8.3      8.1
                                                   ------    ------    --------   ------   ------
                                                    358.3     537.7     1,099.3    899.6    671.3
EXPENSES:
  Cost of services...............................   297.1     329.3       674.7    561.8    476.3
  Research and engineering.......................     6.3       6.1        11.3      9.8     10.2
  General and administrative.....................     8.4      12.3        26.3     15.9     13.8
  Interest expense, net..........................     6.9       9.9        13.0     19.6      7.9
                                                   ------    ------    --------   ------   ------
Income before taxes..............................    39.6     180.1       374.0    292.5    163.1
Income taxes.....................................    (0.9)    (21.8)      (32.4)   (32.0)   (15.6)
                                                   ------    ------    --------   ------   ------
          Net income.............................  $ 38.7    $158.3    $  341.6   $260.5   $147.5
                                                   ======    ======    ========   ======   ======

 Six months ended June 30, 1999 compared to six months ended June 30, 1998

     Operating revenues for the six months ended June 30, 1999 were $352 million compared to $534 million for the same period in 1998, a decrease of $182 million or 34 percent. The decrease resulted primarily from decreased demand in the worldwide drilling market as a direct consequence of depressed oil prices in 1998 and early 1999. As a result, average utilization for the first six months of 1999 fell to 75 percent compared to an average of 96 percent for the same period in 1998. In addition, average dayrates for the first six months of 1999 fell to approximately $61,000 compared to approximately $67,000 for the same period in 1998.

     Cost of services for the six months ended June 30, 1999 was $297 million compared to $329 million for the same period in 1998, a decrease of $32 million or 10 percent. The decrease resulted primarily from reduced rig activity in 1999 due to the decline in demand and resulting oversupply of rigs in the market. A large portion of Sedco Forex's cost of services consists of depreciation and employee-related costs and is fixed or only semi-variable. Accordingly, cost of services does not vary in direct proportion to activity. Cost of services for the six months ended June 30, 1999 also includes charges totaling $42 million in respect of severance liabilities and provisions for contractual disputes.

     Research and engineering expense for the six months ended June 30, 1999 was $6 million compared to $6 million for the same period in 1998. In both periods, approximately $2 million of research and engineering expense was allocated by Schlumberger to Sedco Forex. This allocation is dependent on a number of factors, including the nature and scale of research and engineering projects, the level of central costs and the proportion of Sedco Forex's revenues to Schlumberger's worldwide group revenues. Accordingly, while the allocation methods are considered to be reasonable, the level of research and engineering expenses may not be indicative of ongoing costs for Sedco Forex upon completion of the spin-off from Schlumberger and the merger with Transocean.

     General and administrative expense for the six months ended June 30, 1999 was $8 million compared to $12 million for the same period in 1998, a decrease of $4 million or 33 percent. The decrease resulted from cost reduction measures taken in response to reduced activity levels and the lower allocation of central overhead due to Sedco Forex's lower revenues. General and administrative expense includes an allocation by Schlumberger to Sedco Forex that amounts to approximately $3 million for the six months ended June 30, 1999 and $5 million for the same period in 1998. The amount allocated by Schlumberger is dependent on a number of factors, including the level of central costs and the proportion of Sedco Forex's revenues to Schlumberger's worldwide group revenues. Accordingly, while the allocation methods are considered to be reasonable, the level of general and administrative expenses may not be indicative of ongoing costs for Sedco Forex upon completion of the spin-off from Schlumberger and the merger with Transocean.

     Interest expense for the six months ended June 30, 1999 was $7 million compared to $10 million for the same period in 1998, a decrease of $3 million or 30 percent. The net decrease includes an increase in gross interest expense for the first six months of 1999 to $17 million compared to $11 million for the same period of 1998. This increase resulted primarily from interest incurred on loans to finance newbuild construction projects. The increase was more than offset by the capitalization of $12 million of interest for the period ended June 30, 1999 in respect of construction projects compared to the capitalization of only $2 million for the comparable 1998 period.

     Income tax expense for the six months ended June 30, 1999 was $1 million compared to $22 million for the same period in 1998, a decrease of $21 million or 95 percent. The decrease resulted primarily from the reduction in activity and dayrates in countries where taxes are charged on a "deemed profit" basis (equivalent to a fixed percentage of revenue) coupled with the tax effect of the charges included in cost of services.

     Net income for the six months ended June 30, 1999 was $39 million compared to $158 million for the same period in 1998, a decrease of $119 million or 75 percent. The decrease resulted primarily from the significant reduction in revenues compared to 1998, as well as the impact of charges in the first quarter of 1999.

 1998 compared to 1997

     Operating revenues for the year ended December 31, 1998 were $1,091 million compared to $891 million for 1997, an increase of $200 million or 22 percent. The increase in revenues for 1998 resulted primarily from an increase in dayrates from an average of approximately $56,000 in 1997 to approximately $70,000 in 1998 and from increased utilization, which improved from an average of 90 percent in 1997 to 91 percent in 1998. Dayrates increased in early 1998 as a result of higher market demand converging with tightening supply.

     Cost of services for the year ended December 31, 1998 was $675 million compared to $562 million for 1997, an increase of $113 million or 20 percent. The increase in 1998 resulted primarily from rig reactivation and mobilization costs and enhanced maintenance costs and employee compensation. A large portion of Sedco Forex's cost of services consists of depreciation and employee-related costs and is fixed or only semi-variable. Accordingly, cost of services does not vary in direct proportion to activity. Cost of services for the year ended December 31, 1998 also includes charges totaling $23 million relating to severance liabilities, the write-down of obsolete fixed assets and contract disputes.

     Research and engineering expense for the year ended December 31, 1998 was $11 million compared to $10 million for 1997, an increase of $1 million or approximately 10 percent. The increase in 1998 resulted primarily from the higher allocation of central overhead due to Sedco Forex's higher revenues. For 1998, approximately $3 million of research and engineering expense was allocated by Schlumberger to Sedco Forex compared to approximately $2 million in 1997. This allocation is dependent on a number of factors, including the nature and scale of research and engineering projects, the level of central costs and the proportion of Sedco Forex's revenues to Schlumberger's worldwide group revenues. Accordingly, while the allocation methods are considered to be reasonable, the level of research and engineering expenses may not be indicative of ongoing costs for Sedco Forex upon completion of the spin-off from Schlumberger and the merger with Transocean.

     General and administrative expense for the year ended December 31, 1998 was $26 million compared to $16 million for 1997, an increase of $10 million or 63 percent. The increase in 1998 resulted from the higher allocation of central overhead due to Sedco Forex's higher revenues and from increased marketing and business development efforts. General and administrative expense includes an allocation by Schlumberger to Sedco Forex that amounts to approximately $9 million for 1998 and $4 million for 1997. The general and administrative expense allocation by Schlumberger to Sedco Forex is dependent on a number of factors, including the level of central costs and the proportion of Sedco Forex's revenues to Schlumberger's worldwide group revenues. Accordingly, while the allocation methods are considered to be reasonable, the level of general and administrative expenses may not be indicative of ongoing costs for Sedco Forex upon completion of the spin-off from Schlumberger and the merger with Transocean.

     Interest expense for the year ended December 31, 1998 was $13 million compared to $20 million for 1997, a decrease of $7 million or 35 percent. The decrease in 1998 resulted primarily from the capitalization of $9 million in interest relating to construction projects.

     Income tax expense for the year ended December 31, 1998 was $32 million compared to $32 million for 1997. Sedco Forex operates in a number of countries where income tax is charged on a deemed profit basis. Accordingly, income tax expense does not necessarily vary in direct proportion with pre-tax income. The decrease in income tax expense in relation to pre-tax income for 1998 resulted primarily from the release of the remaining valuation allowance relating to U.K. tax loss carryforwards of $15 million. This carryforward, which Sedco Forex believes will be fully utilized, is available to Sedco Forex indefinitely.

     Net income for the year ended December 31, 1998 was $342 million compared to $261 million for 1997, an increase of $81 million or 31 percent. The increase in 1998 resulted primarily from higher revenues due to increased dayrates and rig utilization, partially offset by charges included in cost of services totaling $20 million.

 1997 compared to 1996

     Operating revenues for the year ended December 31, 1997 were $891 million compared to $663 million for 1996, an increase of $228 million or 34 percent. The increase in revenues for 1997 resulted primarily from increased dayrates, which improved from an average of approximately $44,000 in 1996 to approximately $56,000 in 1997. Dayrates increased in 1997 as a result of higher market demand converging with tightening supply. Rig utilization increased to 90 percent in 1997 from 88 percent in 1996.

     Cost of services for the year ended December 31, 1997 was $562 million compared to $476 million for 1996, an increase of $86 million or 18 percent. The increase in 1997 resulted primarily from rig reactivation and mobilization costs and higher maintenance costs and employee compensation. A large portion of Sedco Forex's cost of services consists of depreciation and employee-related costs and is generally fixed or only semi-variable. Accordingly, cost of services generally does not vary in direct proportion to activity.

     Research and engineering expense for the year ended December 31, 1997 was $10 million compared to $10 million for 1996. For each of 1997 and 1998, approximately $2 million of research and engineering expense was allocated by Schlumberger to Sedco Forex.

     General and administrative expense for the year ended December 31, 1997 was $16 million compared to $14 million for 1996, an increase of $2 million or 14 percent. General and administrative expense includes an allocation by Schlumberger to Sedco Forex that amounts to approximately $4 million for each of 1997 and 1996.

     Interest expense for the year ended December 31, 1997 was $20 million compared to $8 million for 1996, an increase of $12 million or 150 percent. The increase in 1997 resulted primarily from the financing of the Trident IX and the Trident 16 rigs and borrowings to finance the acquisition of the Actinia and the refinancing of the Sedco 703.

     Income tax expense for the year ended December 31, 1997 was $32 million compared to $16 million for 1996, an increase of $16 million or 100 percent. Sedco Forex operates in a number of countries where income tax is charged on a deemed profit basis. Accordingly, income tax expense does not necessarily vary in direct proportion with pre-tax income. The increase in 1997 resulted primarily from increased profits that generally were earned in jurisdictions with higher effective tax rates.

     Net income for the year ended December 31, 1997 was $261 million compared to $148 million for 1996, an increase of $113 million or 76 percent. The increase in 1997 resulted primarily from increased revenues arising from improved dayrates.

MARKET OUTLOOK

     Rig utilization for the third quarter of 1999 averaged approximately 73 percent fleetwide compared to 74.5 percent fleetwide in the second quarter of 1999. The decrease in fleetwide utilization was primarily due to four rigs becoming idle upon the expiration of existing contracts in the second quarter and early in the third quarter, which were not completely offset by three new contracts starting in the third quarter. Average dayrates during the third quarter of 1999 declined to approximately $55,400 from approximately $58,200 in the second quarter of 1999, due primarily to several rigs commencing new lower-rate contracts during the third quarter or being stacked following completion of higher rate contracts. As of September 30, 1999, Sedco Forex had 60% of its fleet days committed for the remainder of 1999 and 27% for the year 2000.

     Reduced exploration and development activity by Sedco Forex's customers, resulting from the sustained period of low oil prices from late 1997 through early 1999 and industry consolidation over the same time period, continued in the second quarter despite the upturn in prices since February 1999. Rig availability has also increased as a result of expiring contracts and construction by drilling contractors of new rigs that are capable of competing with Sedco Forex's rigs. This decline in exploration and development activity and increased rig availability has created a highly competitive market for contract drilling services, with corresponding reductions in utilization and dayrates for all classes of offshore rigs.

     Oil prices have rallied from lows experienced in 1998, reaching a price in excess of $24 per barrel in September before falling back to about $22 in October. This level of oil prices suggests that there could be an improving long-term fundamental outlook for the offshore drilling business. Sedco Forex has recently experienced an increase in customer inquiries in all of its principal market areas, but this has not yet led to meaningful increases in dayrates or rig utilization. It is expected that in the near term, customers will continue a cautious approach to exploration and development spending until these commodity price gains prove to be sustainable.

     Sedco Forex's efforts to secure contracts for its drilling units becoming available due to contract expirations have been and will continue to be adversely affected by continuing market weakness. Some units have been contracted at lower rates in order to secure work and others have been stacked. As of September 30, 1999, eight semisubmersibles, one jackup, four swamp barges, two tenders and one land rig were stacked. However, two idled semisubmersibles will be reactivated under new contracts scheduled to commence in the fourth quarter of 1999. In addition to the loss of revenues associated with stacking rigs and maintaining them in idle status, Sedco Forex has incurred and may incur additional expenses associated with severance and related payments to rig operating personnel made redundant as a result.

OTHER FACTORS AFFECTING OPERATING RESULTS

     Sedco Forex's business depends on the level of activity in offshore oil and gas exploration, development and production in markets worldwide. Oil and gas prices, market expectations of potential changes in these prices and a variety of political and economic factors significantly affect this level of activity. Oil and gas prices are extremely volatile and are affected by numerous factors, including

     - worldwide demand for oil and gas;

     - the ability of the Organization of Petroleum Exporting Countries, commonly called "OPEC," to set and maintain production levels and pricing;

     - the level of production of non-OPEC countries;

     - the policies of the various governments regarding exploration and development of their oil and gas reserves;

     - advances in exploration and development technology; and

     - the political environment of oil-producing regions.

     The offshore contract drilling industry is highly competitive with numerous industry participants, none of which has a dominant market share. Some of Sedco Forex's competitors may have greater resources than Sedco Forex.

     Drilling contracts are traditionally awarded on a competitive bid basis. Intense price competition is often the primary factor in determining which qualified contractor is awarded a job, although rig availability and the quality and technical capability of service and equipment may also be considered.

     Sedco Forex's industry has historically been cyclical. There have been periods of high demand, short rig supply and high dayrates, followed by periods of lower demand, excess rig supply and low dayrates. The industry is currently in a period of low demand, and Sedco Forex is unable to predict when the market will change and if so, to what extent. In addition, rig availability has increased as a result of contract expirations and construction by other drilling contractors of new rigs that are competing with Sedco Forex's rigs. Periods of excess rig supply intensify the competition in the industry and often result in rigs being idled for long periods of time.

     Sedco Forex's customers may terminate many of Sedco Forex's term drilling contracts if the drilling unit is destroyed or lost or if drilling operations are suspended for a specified period of time as a result of a breakdown of major equipment or, in some cases, due to other events beyond the control of either party. In addition, the drilling contracts for Sedco Forex's newbuild rigs contain termination or term reduction provisions tied to late delivery of these units. In reaction to depressed market conditions, Sedco Forex's customers may also seek renegotiation of firm drilling contracts to reduce their obligations.

     As of September 30, 1999, Sedco Forex had four new rigs in shipyards under construction. These construction projects are subject to the risks of delay or cost overruns inherent in any large construction project resulting from numerous factors, including the following:

     - shipyard unavailability;

     - shortages of equipment, materials or skilled labor;

     - unscheduled delays in the delivery of ordered materials and equipment;

     - engineering problems, including those relating to the commissioning of newly designed equipment;

     - work stoppages;

     - weather interference;

     - unanticipated cost increases; and

     - difficulty in obtaining necessary permits or approvals.

     These factors may contribute to cost variations and delays in the delivery of Sedco Forex's drilling units under construction. Delays in delivery of these units would result in delays in contract commencements, resulting in a loss of revenue to Sedco Forex, and may also cause customers to terminate the drilling contracts for these rigs pursuant to late delivery termination clauses. In the event of termination of a drilling contract for one of these rigs, it is unlikely that Sedco Forex would be able to secure a replacement contract on as favorable terms.

     Sedco Forex operates in various regions throughout the world that may expose Sedco Forex to political and other uncertainties, including risks of:

     - war and civil disturbances;

     - expropriation of equipment;

     - the inability to repatriate income or capital; and

     - changing taxation policies.

     Sedco Forex is protected to a substantial extent against loss of capital assets, but generally not loss of revenue, from most of these risks through insurance, indemnity provisions in its drilling contracts or both. As of September 30, 1999, all areas in which Sedco Forex was operating were covered by existing insurance policies.

     The offshore drilling business is subject to significant government regulations in different jurisdictions. Many governments favor or effectively require the awarding of drilling contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. These practices may adversely affect Sedco Forex's ability to compete. Sedco Forex expects to continue its efforts to structure its operations in order to remain competitive in international markets.

     Another risk inherent in its operations is the possibility of currency exchange losses where revenues are received and expenses are paid in nonconvertible currencies. Sedco Forex may also incur losses as a result of an inability to collect revenues because of a shortage of convertible currency available to the country of operation. Sedco Forex seeks to limit these risks by structuring contracts such that compensation is made in freely convertible currencies and, to the extent possible, by limiting acceptance of blocked currencies to amounts that match its expense requirements in local currency.

     Sedco Forex requires highly skilled personnel to operate and provide technical services and support for its drilling units. To the extent demand for drilling services and the size of the worldwide industry fleet increase, shortages of qualified personnel similar to those experienced in 1996-97 could arise, creating upward pressure on wages. Sedco Forex is continuing its recruitment and training programs as required to meet its anticipated personnel needs.

     On a worldwide basis, Sedco Forex had approximately 13 percent of its employees working under collective bargaining agreements at September 30, 1999. Some of those agreements have expired and negotiations are ongoing for new contracts. Sedco Forex has not experienced any work stoppages as a result of these expirations and negotiations.

     The general rate of inflation in the majority of the countries in which Sedco Forex operates has been moderate over the past several years and has not had a material impact on Sedco Forex's results of operations. The increase in the demand for offshore drilling rigs experienced in 1996 and 1997 led to higher labor, transportation and other operating expenses as a result of an increased need for qualified personnel and services. Because of the decline in demand for offshore drilling services commencing in 1998, these inflationary pressures have decreased.

LIQUIDITY AND CAPITAL RESOURCES

 SOURCES AND USES OF CASH

    Six months ended June 30, 1999 compared to six months ended June 30, 1998

     Cash flows provided by operations for the six months ended June 30, 1999 were $151 million compared to $165 million for the same period in 1998, a decrease of $14 million or approximately 8 percent. The decrease in cash flows provided by operations resulted primarily from reduced net income, partly offset by movements in working capital.

     Cash flows used in investing activities for the six months ended June 30, 1999 were $250 million compared to $160 million for the same period in 1998, an increase of $90 million or approximately 56 percent. The increase in cash flows used in investing activities resulted primarily from increased capital expenditures on construction projects.

     Cash flows provided by financing activities for the six months ended June 30, 1999 were $10 million compared to cash flows used in financing activities of $66 million for the same period in 1998, an increase of $76 million. The increase in cash provided by financing activities resulted primarily from proceeds from the issuance of related party debt during the six months ended June 30, 1999.

    1998 compared to 1997

     Cash flows provided by operations for the year ended December 31, 1998 were $473 million compared to $318 million for 1997, an increase of $155 million or approximately 49 percent. The increase in cash provided by operations resulted primarily from increased net income.

     Cash flows used in investing activities for the year ended December 31, 1998 were $422 million compared to $19 million for the same period in 1997, an increase of $403 million. The increase in cash used in investing activities resulted primarily from increased capital expenditures on construction projects in 1998 and the receipt of proceeds in 1997 from the sale of two rigs.

     Cash flows provided by financing activities for the year ended December 31, 1998 were $27 million compared to cash flows used in financing activities of $269 million for the same period in 1997, an increase of $296 million. The increase in cash provided by financing activities resulted primarily from greater proceeds from the issuance of debt during the year ended December 31, 1998 together with the impact of dividends paid in 1997 that were not paid in 1998 and lower repayment of advances from related parties in 1998.

 CAPITAL EXPENDITURES

     Sedco Forex's investments in its existing fleet and previously announced fleet additions continue to require significant capital expenditures. Capital expenditures, including capitalized interest, totaled $425 million during the year ended December 31, 1998 and are expected to be approximately $581 million in 1999, including amounts that will be spent on newbuild construction projects as summarized below. In 1999, Sedco Forex has made capital expenditures aggregating $250 million through June 30, and approximately $420 million through September 30.

     The projected total cost, including capitalized interest, and completion dates for Sedco Forex's major rig construction projects are as follows:

                                            SEDCO     SEDCO     CAJUN    TRIDENT
                                           EXPRESS   ENERGY    EXPRESS     20       TOTAL
                                           -------   -------   -------   -------   -------
                                                     (EXPENDITURES IN MILLIONS)
Cumulative at December 31, 1998..........  $   118   $   107   $    58   $    40   $   323
Actual for six months ended June 30,
  1999...................................       60        62        73        23       218
Actual for July 1 to September 30,
  1999...................................       41        48        41        21       151
                                           -------   -------   -------   -------   -------
Cumulative at September 30, 1999.........      219       217       172        84       692
Projected for fourth quarter 1999........       33        39        29        21       122
Projected 2000...........................       46        51        64        27       188
                                           -------   -------   -------   -------   -------
Projected total cost.....................  $   298   $   307   $   264   $   132   $ 1,002
                                           =======   =======   =======   =======   =======
Estimated completion date................  1Q 2000   1Q 2000   2Q 2000   4Q 2000

     These construction projects are subject to the risks of delay or cost overruns inherent in any large construction project resulting from numerous factors, including those listed previously. See "-- Liquidity and Capital Resources -- Capital Expenditures."

     Sedco Forex intends to fund the cash requirements relating to its capital commitments through available cash balances, borrowings from Schlumberger prior to the spin-off or third parties and other commercial bank or capital market financings.

 DEBT

     Sedco Forex's third-party and related party indebtedness are summarized below:

  Third-party Indebtedness

     Sedco Forex has entered into financing arrangements with a commercial bank for the Trident IX and Trident 16 pursuant to which $60 million was financed originally in connection with the Trident IX and $60 million was financed originally in connection with the Trident 16. The payments under these financings include an interest component of 7.95% for the Trident IX and 7.20% for the Trident 16, and the remaining terms run through 2003 for the Trident IX and 2005 for the Trident 16. The arrangements provide for a call right on the part of Sedco Forex to repay the financings at a predetermined price, which declines over time, prior to end of the term and to take unencumbered ownership of the rigs. Additionally, under some circumstances, the bank has a put right to cause Sedco Forex to repay the financings at the same price as would apply in the case of a Sedco Forex call. As of June 30, 1999, remaining payments aggregate $42 million under the Trident IX arrangement and $50 million under the Trident 16 arrangement. As of September 30, 1999, remaining payments aggregated $41 million under the Trident IX arrangement and $48 million under the Trident 16 arrangement. Cash to fund the satisfaction of these obligations is expected to be generated from Sedco Forex's operating activities.

  Related Party Indebtedness

     At June 30, 1999 Sedco Forex had long-term debt to related parties of $506 million. As of September 30, 1999, this debt totaled $496 million. These loans bear interest at a rate of LIBOR plus 0.5%. These loans have been used to finance both Sedco Forex's existing fleet of rigs and ongoing major construction projects. The loans are repayable in fixed annual amounts over agreement terms ranging from eight to fourteen years, commencing from the date of drawdown or, in the case of the construction projects, on commencement of operating activities by the relevant rig. Sedco Forex has the option to repay the debt in full at any time, subject to an agreed notice period. Cash to fund the repayment of these borrowings is expected to be generated from Sedco Forex's operating activities. Sedco Forex is required to repay the portion of this indebtedness that remains following the spin-off, which is estimated to be approximately $350 million upon completion of the spin-off. See "Summary -- The Companies -- Transocean Offshore Inc. -- Recent Developments" and "The Transaction Agreements -- The Distribution
Agreement -- Intercompany Indebtedness and Other Financing Matters."

 DERIVATIVE INSTRUMENTS

     Occasionally, Sedco Forex uses derivative instruments such as forward currency contracts and foreign currency options. Forward currency contracts provide a hedge against currency fluctuations on assets/ liabilities denominated in other than a functional currency. Options are usually entered into to hedge against currency variations on firm commitments generally involving the construction of drilling rigs. Sedco Forex defers gains and losses on these currency contracts, which qualify as accounting hedges, and recognizes them when the underlying foreign exchange exposure is realized. See "-- Quantitative and Qualitative Disclosures About Market Risk."

 ASSET DIVESTITURES

     In September 1997, Sedco Forex sold two of its rigs, the Sedco Explorer and the Drill Star, to Sea Wolf Drilling Limited, an entity in which Schlumberger has an indirect 25% interest and which is 75% owned by a third-party investment company. The rigs are being operated by Sedco Forex under bareboat charters. The proceeds from these asset divestitures were used to fund capital expenditures. See "Business of Sedco Forex -- Drilling Rig Status."

 SOURCES OF LIQUIDITY

     Sedco Forex believes that its cash and cash equivalents, cash generated from operations, borrowing capacity and access to other financing sources will be adequate to meet its anticipated short-term and long-term liquidity requirements, including scheduled debt repayments and capital expenditures for new rig construction and upgrade projects.

NEW ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities. In June 1999, the FASB issued SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB 133 to delay the required effective date for adoption of SFAS No. 133 to fiscal years beginning after June 15, 2000. Because of Sedco Forex's limited use of derivatives to manage its exposure to fluctuations in foreign exchange rates, Sedco Forex does not anticipate that the adoption of the new statement will have a significant effect on the results of operations or the financial position of the company. Sedco Forex will adopt SFAS 133 as of January 1, 2001.

YEAR 2000 ISSUES

 OVERVIEW

     The "year 2000 issue" is the inability of computers and computing technology to correctly process the year 2000 date change.

     Sedco Forex recognizes that the year 2000 issue creates a significant uncertainty to its business, and has a proactive, year 2000 readiness program.

     As part of its program, most nonready systems are being replaced or upgraded with new systems that will provide certain competitive benefits, as well as ensure year 2000 readiness to minimize customer and shareholder business disruptions caused by this issue. Schlumberger formed a company-wide task force in late 1997 to provide guidance to its business units, including Sedco Forex, and monitor progress of the program. Sedco Forex has dedicated internal resources and has consulted with and engaged various third parties, including outside consultants and service providers, to assist it in its year 2000 efforts.

     Overall, the program is proceeding on schedule. In 1994, Schlumberger decided to upgrade its main internal business systems, including those of Sedco Forex, with year 2000 ready programs. This is expected to be completed by the end of 1999. Those aspects of Schlumberger's internal business systems that are not scheduled to be covered by this upgrade effort are being separately addressed through an upgrade of existing legacy systems to year 2000 ready status.

 PROGRAM

     Sedco Forex's year 2000 program uses a business risk assessment and prioritization approach, and is intended to produce year 2000 ready products and services and to minimize disruptions in business operations. The program is divided into three major readiness categories:

     - assets

     - information technology ("IT")

     - commercial

     Within each category, there are two program stages:

     - Stage I: assessment and preparation -- this stage focuses on up-front planning, data gathering and correction planning. This includes

      -- raising year 2000 awareness;

      -- carrying out a detailed asset inventory;

      -- assessing the scope of the year 2000 problem;

      -- determining appropriate corrections, testing/validation, acceptance and deployment approaches; and

      -- preparing project plans and budgets.

     - Stage II: repairs, testing, and deployment -- this stage focuses on "fixing" year 2000 problems and testing those fixes, followed by user-acceptance, redeployment and operational validation of the repaired, replaced or otherwise fixed systems.

     Assets. This category consists of (1) equipment that Sedco Forex uses to provide services to its customers and (2) hardware and software associated with embedded computer chips that are used in the operation of Sedco Forex's rigs. Program progress under this category is on schedule with the majority of Stage I activities completed; Sedco Forex is now finalizing Stage II activities. Sedco Forex expects activities associated with year 2000 readiness of assets to be completed by December 1999.

     Information Technology. This category deals with traditional IT infrastructure, such as business applications, computer hardware/software, IT networks and communication equipment. Implementation of the business applications software system has been completed. The activities associated with other systems in this IT category, such as computer hardware/software, IT networks and communications equipment, also are on schedule. Stage I activities have been completed and Stage II activities are being finalized and are expected to be completed by November 1999.

     Commercial. This category deals with Sedco Forex's efforts to avoid being adversely affected by year 2000 issues from external entities, suppliers, financial institutions and service providers not affiliated with Sedco Forex. Stage I of the program includes a process for mitigating the year 2000 issues associated with key suppliers. Sedco Forex is communicating with its key suppliers, business partners and customers seeking their assurances that they will be year 2000 ready. Based on responses, Sedco Forex has developed contingency plans for those areas that pose significant risk from the year 2000 issue; however, Sedco Forex could potentially experience disruptions to some aspects of its operations from non-compliant systems utilized by unrelated third-party entities. Work in this category is on schedule. The Stage I activities have been completed and Stage II efforts are being finalized. Sedco Forex expects these efforts to be completed by November 1999.

 CONTINGENCY PLANNING

     Sedco Forex is reviewing the activities associated with each category and is determining those activities at risk of not being completed in time to prevent a year 2000 disruption. Appropriate contingency plans are being designed for each of the "at risk" activities to provide an alternative means of functioning that minimizes the effect of the potential year 2000 disruption, both internally and on Sedco Forex's customers. These contingency-planning activities are expected to be completed in November 1999.

 COSTS

     Year 2000 program funding requirements have been incorporated into Sedco Forex's capital and operating plans and are not expected to have a material adverse impact on its financial condition or results of operations. Sedco Forex estimates the cost of its year 2000 program to be around $3 million, of which approximately $2 million has been spent to date. The estimated breakdown of these costs is 53% for employee resources, 18% for IT-related upgrades and repair and 29% for non-IT embedded chip technology. In addition, through cost allocations from Schlumberger, Sedco Forex has contributed to the year 2000 work performed on common legacy systems. These allocations amounted to less than $1 million. The above costs do not include the normal upgrading of business and financial systems that would be year 2000 ready, or rationalization costs of year 2000 ready technology already defined by Sedco Forex's business plans.

 RISKS

     Dates and schedules for Sedco Forex's year 2000 program are based on management's best estimates, which involve numerous assumptions, including:

     - the results of Stage I assessments;

     - the continued availability of certain resources;

     - third-parties' year 2000 status and plans; and

     - other factors.

     There can be no guarantee that these estimates will be achieved, or that there will not be delays in, or increased costs associated with, implementation of the year 2000 program. Specific factors that might cause differences between present estimates and actual results include:

     - the availability and cost of skilled personnel;

     - consultants, and independent contractors;

     - the ability to locate and correct all relevant computer code;

     - timely and effective action by third parties and suppliers;

     - the ability to implement interfaces between year 2000 ready systems and those systems not being replaced; and

     - similar uncertainties.

     Because of the general uncertainty inherent in the year 2000 issues, which is partially attributable to the interconnection of global businesses, Sedco Forex cannot assure that it will be able to resolve appropriately all year 2000 issues that may affect its operations and business or expose it to third-party liability. The failure to correct a year 2000 problem could result in an interruption in, or a failure of, all or part of normal business activities or operations. Such failures could materially and adversely affect Sedco Forex's financial condition and results of operations. Because of the uncertainties described above, Sedco Forex presently is unable to determine whether the consequences of such year 2000 failures will have a material impact on its financial condition or results of operations.

EURO DISCLOSURES

     On January 1, 1999, the euro became the official single currency of the European Union. As of that date, the conversion rates of the national currencies of the eleven member states adopting the euro were fixed irrevocably. The national currencies will initially remain in circulation as nondecimal subunits of the euro and will be replaced by euro bills and coins by July 2002. During the transition period from January 1999 to January 2002, public and private parties may pay for goods and services using either the euro or the national currency on a "no compulsion, no prohibition" basis. Sedco Forex operates for the most part in a U.S. dollar-denominated environment and does not expect the introduction of the euro to have a material adverse effect on its business, financial position or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Interest Rate Risk. Exposure to market risk for changes in interest rates relates primarily to Sedco Forex's long-term debt obligations. Because these obligations consist solely of fixed rate indebtedness or related party variable rate indebtedness that is required to be repaid following the spin-off, Sedco Forex does not believe its exposure to interest rate market risk is material.

     Foreign Exchange Risk. Sedco Forex operates internationally, resulting in exposure to foreign exchange risk. Sedco Forex uses a variety of techniques to minimize the exposure to foreign exchange risk, including customer contract terms and the use of foreign exchange derivative instruments or spot purchases. Sedco Forex does not enter into derivative transactions for speculative purposes. At December 31, 1998, Sedco Forex had no material open foreign exchange contracts and had foreign currency options totalling $68 million.

                                     * * *

                             BUSINESS OF TRANSOCEAN

     Transocean is a leading international provider of offshore contract drilling services for oil and gas exploration, development and production. Transocean owns, has partial ownership interests in or operates 30 mobile offshore drilling units. Transocean's fleet consists of seven fourth-generation semisubmersibles, thirteen second- and third-generation semisubmersibles, four drillships, including two newbuild drillships, the Discoverer Enterprise, which is currently in the final stages of commissioning and testing, and the Discoverer Spirit, which is en route to a U.S. Gulf Coast shipyard for outfitting with drilling equipment, and six jackup rigs. Transocean also has under construction one additional Discoverer Enterprise-class drillship, to be named Discoverer Deep Seas. Transocean contracts these drilling rigs, related equipment and work crews primarily on a dayrate basis to drill offshore wells. Transocean also provides additional services, including turnkey drilling, coiled tubing drilling and well intervention and management of third-party well service activities.

     Transocean was founded in 1953 by predecessors of Sonat Inc. and J. Ray McDermott & Co., Inc. to design and construct the first jackup rig in the Gulf of Mexico. Transocean, then known as "The Offshore Company," began international drilling operations in the late 1950s and was one of the first contractors to offer drilling services in the North Sea. Transocean was publicly traded from 1967 until 1978, when it became a wholly owned subsidiary of Sonat Inc. In June 1993, Transocean, then known as "Sonat Offshore Drilling Inc.," completed an initial public offering of approximately 60 percent of the outstanding shares of its common stock. In July 1995, Sonat Inc. sold its remaining 40 percent interest in Transocean through a secondary public offering and currently owns no Transocean share capital. In September 1996, Transocean acquired substantially all of the outstanding capital shares of Transocean ASA, a Norwegian offshore drilling company, for an aggregate purchase price of approximately $1.5 billion in common stock and cash, including direct transaction costs and costs of purchasing minority shares completed in 1997, and changed its name to "Transocean Offshore Inc." On May 14, 1999, Transocean completed a corporate reorganization pursuant to which it reorganized from a Delaware corporation into a Cayman Islands corporation.

     Transocean Offshore Inc. is a Cayman Islands corporation with offices located at 4 Greenway Plaza, Houston, Texas 77046. Its telephone number at that address is (713) 232-7500.

     For a more detailed description of the business of Transocean, see the description set forth in Transocean's 1998 Annual Report on Form 10-K, which is incorporated by reference herein. See "Where You Can Find More Information."

     Further information about Transocean's drilling rigs, including rigs under construction, as of September 30, 1999 is set forth below.

                                 YEAR         WATER       DRILLING
                                ENTERED       DEPTH        DEPTH
                               SERVICE/     CAPABILITY   CAPABILITY                                            ESTIMATED
TYPE AND NAME                 UPGRADED(a)   (IN FEET)    (IN FEET)    LOCATION              CLIENT           EXPIRATION(b)
-------------                 -----------   ----------   ----------   --------              ------           -------------
FOURTH-GENERATION
  SEMISUBMERSIBLES(7)
Polar Pioneer...............     1985          1,500       25,000     Norwegian North Sea   Norsk Hydro      August 2001
Transocean Arctic(c)........     1986          1,650       25,000     Norwegian North Sea   Statoil          February 2002
Henry Goodrich(d)...........     1985          2,000       30,000     U.K. North Sea        BP Amoco         October 1999
                                                                      Newfoundland          Terra Nova       January 2002
Paul B. Loyd, Jr.(d)........  1991/1993        2,000       25,000     U.K. North Sea        BP Amoco         January 2000
Transocean Leader...........  1987/1997        4,500       25,000     U.K. North Sea        --               Idle
Transocean Rather...........     1988          4,500       25,000     U.S. Gulf of Mexico   Mariner Energy   November 1999
Transocean Richardson.......     1988          5,000       25,000     U.S. Gulf of Mexico   Unocal           November 1999
OTHER SEMISUBMERSIBLES(13)
Transocean Explorer.........     1976          1,250       25,000     U.K. North Sea        --               Idle
Transocean Discoverer.......  1977/1985        1,250       25,000     U.K. North Sea        Talisman         February 2000
Transocean Wildcat(c).......  1977/1985        1,300       25,000     Norwegian North Sea   Statoil          June 2001
Transocean Winner(c)........     1983          1,500       25,000     Norwegian North Sea   Statoil          July 2003
Transocean Searcher(c)......  1983/1988        1,500       25,000     Norwegian North Sea   Statoil          July 2003
Transocean Prospect(c)......  1983/1992        1,500       25,000     Norwegian North Sea   Statoil          October 2000
Transocean John Shaw........     1982          1,800       25,000     U.K. North Sea        Texaco           November 1999
Transocean 96...............  1975/1997        2,300       25,000     U.S. Gulf of Mexico   Phillips         November 1999

                                 YEAR         WATER       DRILLING
                                ENTERED       DEPTH        DEPTH
                               SERVICE/     CAPABILITY   CAPABILITY                                            ESTIMATED
TYPE AND NAME                 UPGRADED(a)   (IN FEET)    (IN FEET)    LOCATION              CLIENT           EXPIRATION(b)
-------------                 -----------   ----------   ----------   --------              ------           -------------
Transocean 97...............  1977/1997        2,300       25,000     U.S. Gulf of Mexico   --               Idle
Transocean Driller..........     1991          3,000       25,000     Brazil                Petrobras        June 2000
Transocean Legend...........     1983          3,500       25,000     Brazil                Petrobras        December 1999
Transocean Amirante.........   19781997        3,500       25,000     U.S. Gulf of Mexico   BP Amoco         September 2002
Transocean Marianas.........  1979/1998        7,000       25,000     U.S. Gulf of Mexico   Shell            September 2003
DRILLSHIPS(5)
Discoverer Seven Seas(e)....  1976/1997        7,000       25,000     Brazil                Petrobras        February 2002
Discoverer 534(e)...........  1975/1991        7,000       25,000     U.S. Gulf of Mexico   BP Amoco         February 2000
Discoverer
  Enterprise(e)(f)..........     1999         10,000       35,000     U.S. Gulf of Mexico   BP Amoco         November 2004
Discoverer Spirit(e)(g).....     2000         10,000       35,000     Astano Shipyard       Unocal           (g)
Discoverer Deep
  Seas(e)(h)................     2000         10,000       35,000     Astano Shipyard       Chevron          (h)
JACKUP RIGS(6)
Transocean Jupiter..........  1981/1997          170       16,000     UAE                   --               Idle
Offshore Comet..............     1980            250       20,000     Gulf of Suez, Egypt   GUPCO            October 2000
Offshore Mercury............  1969/1998          250       20,000     Gulf of Suez, Egypt   GUPCO            October 2000
Transocean III..............  1978/1993          300       20,000     UAE                   --               Idle
Shelf Explorer..............     1982            300       25,000     Danish North Sea      Maersk           August 2000
Transocean Nordic...........     1984            300       25,000     Dutch North Sea       Wintershall      March 2000

---------------

(a) Dates shown are the original service date and the date of the most recent significant upgrade, if any.

(b) Expiration dates represent Transocean's current estimate of the earliest date the contract for each rig is likely to expire. Many contracts permit the customer to extend the contract.

(c)  Participating in a cooperation agreement with Statoil.

(d) Owned by Arcade Drilling AS, a Norwegian company in which Transocean has a 25% interest and which is controlled by a competitor.

(e)  Dynamically positioned.

(f) The Discoverer Enterprise is currently in the final stages of commissioning and testing. The rig will initially be equipped with sufficient riser to drill in 8,500 feet of water but will be capable of operating in up to 10,000 feet of water with additional riser.

(g) The Discoverer Spirit recently departed Spain and is en route to a U.S. Gulf Coast shipyard for outfitting with drilling equipment. Transocean expects it to be operational in the first quarter of 2000, working under a five-year contract for Spirit Energy 76, a division of Unocal.

(h) The Discoverer Deep Seas is being constructed at the Astano shipyard and is expected to be operational in the third quarter of 2000, working under a five-year contract for Chevron. The rig will initially be equipped with sufficient riser to drill in 8,000 feet of water but will be capable of operating in up to 10,000 feet of water with additional riser.

                      MANAGEMENT OF TRANSOCEAN SEDCO FOREX

DIRECTORS AND EXECUTIVE OFFICERS

     Following the merger, there will be ten directors of Transocean Sedco Forex. Transocean, in consultation with Schlumberger, has designated five of the initial directors, and Schlumberger, in consultation with Transocean, has designated the remaining five directors.

     The following table sets forth the names, ages as of September 30, 1999 and titles of the directors and executive officers of Transocean Sedco Forex following the merger:

NAME                                    AGE                  POSITION
----                                    ---                  --------
Victor E. Grijalva(1).................  61    Chairman of the Board of Directors
J. Michael Talbert(2).................  52    President, Chief Executive Officer and
                                                Director
Jean P. Cahuzac.......................  45    Executive Vice President and
                                              President, Europe, Middle East and
                                                Africa
W. Dennis Heagney.....................  52    Executive Vice President and
                                              President, Asia and the Americas
Jon C. Cole...........................  46    Executive Vice President, Marketing
Robert L. Long........................  53    Executive Vice President and Chief
                                                Financial Officer
Donald R. Ray.........................  53    Senior Vice President, Technical
                                              Services
Eric B. Brown.........................  48    Vice President, General Counsel and
                                                Secretary
Barbara S. Koucouthakis...............  41    Vice President, Information Systems
                                              and Communications Technology
David Mullen..........................  41    Vice President, Human Resources
Ricardo Rosa..........................  43    Vice President and Controller
Richard D. Kinder(2)..................  54    Director
Ronald L. Kuehn, Jr.(2)...............  64    Director
Arthur Lindenauer(1)..................  62    Director
Martin B. McNamara(2).................  51    Director
Roberto Monti(1)......................  60    Director
Alain Roger(1)........................  68    Director
Kristian Siem(2)......................  50    Director
Ian C. Strachan(1)....................  56    Director

---------------

(1) Schlumberger designee.

(2) Transocean designee.

     Victor E. Grijalva will be the Chairman of the Board of Transocean Sedco Forex following the merger. Mr. Grijalva was named Vice Chairman of Schlumberger in April 1998. Before serving as Vice Chairman, he served as Executive Vice President of Schlumberger's Oilfield Services division from 1994 to April 1998 and as Executive Vice President of Schlumberger's Wireline, Testing & Anadrill division from 1992 to 1994.

     J. Michael Talbert will be the President and Chief Executive Officer and a member of the board of directors of Transocean Sedco Forex following the merger. Mr. Talbert was named Chairman of the Board and Chief Executive Officer of Transocean in August 1994. Mr. Talbert is also a director of Equitable Resources, Inc. Prior to assuming his duties with Transocean, Mr. Talbert served as President and Chief Executive Officer of Lone Star Gas Company, a natural gas distribution company and a division of Enserch Corporation.

     Jean P. Cahuzac will be the Executive Vice President and President, Middle East, Europe and Africa of Transocean Sedco Forex following the merger. Mr. Cahuzac was named President of Sedco Forex in January

1999. Mr. Cahuzac was appointed Vice President-Operations Manager of Sedco Forex in May 1998, Region Manager-Europe, Africa and CIS of Sedco Forex in September 1994 and Vice President/General Manager-North Sea Region of Sedco Forex in February 1994. Mr. Cahuzac has been employed with Schlumberger since 1979.

     W. Dennis Heagney will be the Executive Vice President and President, Asia and the Americas of Transocean Sedco Forex following the merger. Mr. Heagney was elected to the board of directors of Transocean effective June 12, 1997 and President of Transocean effective April 1, 1986. He currently serves in those capacities and also serves as Chief Operating Officer for Transocean. Mr. Heagney has been employed by Transocean since 1969 and was elected Vice President in 1983 and Senior Vice President in 1984.

     Jon C. Cole will be the Executive Vice President, Marketing of Transocean Sedco Forex following the merger. Mr. Cole was elected Senior Vice President of Transocean effective April 1, 1993, and currently serves in that capacity, with responsibility for worldwide marketing. He joined Transocean in 1978 and was elected Vice President in 1990.

     Robert L. Long will be the Executive Vice President and Chief Financial Officer of Transocean Sedco Forex following the merger. Mr. Long was elected Senior Vice President of Transocean effective May 1, 1990, Treasurer of Transocean effective September 1, 1997 and currently serves in those capacities and as Chief Financial Officer of Transocean. He has been employed by Transocean since 1976 and was elected Vice President in 1987.

     Donald R. Ray will be the Senior Vice President, Technical Services of Transocean Sedco Forex following the merger. He was elected Senior Vice President of Transocean effective December 1, 1996 and currently serves in that capacity, with responsibility for technical services. Mr. Ray has been employed by Transocean since 1972 and has served as a Vice President of Transocean since 1986.

     Eric B. Brown will be the Vice President, General Counsel and Secretary of Transocean Sedco Forex following the merger. Mr. Brown was elected Vice President and General Counsel of Transocean effective February 1, 1995 and Secretary of Transocean effective September 29, 1995 and he currently serves in those capacities. Prior to assuming his current position with Transocean, Mr. Brown served as General Counsel of Coastal Gas Marketing Company.

     Barbara S. Koucouthakis will be the Vice President of Information Systems and Communications Technology of Transocean Sedco Forex following the merger. She was elected Controller of Transocean effective January 1, 1990 and Vice President effective April 1, 1993, and currently serves in those capacities. She has been employed by Transocean since 1982.

     David Mullen will be the Vice President, Human Resources of Transocean Sedco Forex following the merger. Mr. Mullen has served Schlumberger as Director of Personnel Geco-Prakla since 1998. Mr. Mullen was elected Managing Director-Schlumberger (Nigeria) Ltd. in 1996, District Manager-Eastern Venezuela Schlumberger (Wireline & Testing) in 1994 and has been employed by Schlumberger since 1983.

     Ricardo Rosa will be Vice President and Controller of Transocean Sedco Forex following the merger. He has served as Controller at Sedco Forex since September 1995. He was appointed Gas Management Controller in October 1993. Mr. Rosa has been with Schlumberger since 1983.

     Richard D. Kinder will be a director of Transocean Sedco Forex following the merger. Mr. Kinder is Chairman of the Board and Chief Executive Officer of Kinder Morgan, Inc. and Kinder Morgan Energy Partners L.P., a master limited partnership that owns and operates diversified energy assets. He has served Transocean as a director since November 1994. Mr. Kinder is also a director of Baker Hughes Incorporated and Waste Management, Inc. During the past five years prior to assuming his present position, Mr. Kinder served as President and Chief Operating Officer of Enron Corp.

     Ronald L. Kuehn, Jr. will be a director of Transocean Sedco Forex following the merger. Mr. Kuehn is Chairman of the Board, President and Chief Executive Officer of Sonat Inc., a diversified natural gas company. He has served Transocean as a director since 1975. Mr. Kuehn is also a Director of AmSouth Bancorporation, The Dun & Bradstreet Corporation, Praxair, Inc., Protective Life Corporation and Union

Carbide Corporation, and is a member of the Board of Trustees of Tuskegee University. During the past five years, Mr. Kuehn has served as an executive officer of Sonat Inc.

     Arthur Lindenauer will be a director of Transocean Sedco Forex following the merger. Effective January 1, 1999, he became Chairman of Schlumberger Technology Corporation, Schlumberger's principal U.S. subsidiary. He previously served as Executive Vice President-Finance and Chief Financial Officer of Schlumberger from January 1980 to December 1998. Mr. Lindenauer was a partner with the accounting firm of Price Waterhouse from 1972 to 1980. Mr. Lindenauer is also a director of the New York Chapter of the Cystic Fibrosis Foundation and a Trustee of the American University in Cairo.

     Martin B. McNamara will be a director of Transocean Sedco Forex following the merger. Mr. McNamara is Partner-in-Charge of the Dallas, Texas office of the law firm of Gibson, Dunn & Crutcher and a member of the firm's executive committee. He has served Transocean as a director since November 1994. During the past five years, Mr. McNamara has been in the private practice of law.

     Roberto Monti will be a director of Transocean Sedco Forex following the merger. He has served as the Executive Vice President of Exploration and Production for Repsol YPF since July 1999. He was the President and Chief Executive Officer of YPF Sociedad Anonima from September 1995 to June 1999 prior to its acquisition by Repsol. From October 1993 to July 1995, he served as President of Dowell, a division of Schlumberger.

     Alain Roger will be a director of Transocean Sedco Forex following the merger. He is a retired executive officer of Schlumberger. He served as Executive Vice President of Health, Safety and Environment for Schlumberger from October 1993 to December 1995. He served as Executive Vice President of Drilling and Pumping for Schlumberger from July 1991 to September 1993 and as President of Sedco Forex from 1985 to 1991.

     Kristian Siem will be a director of Transocean Sedco Forex following the merger. Mr. Siem is Chairman and Chief Executive Officer of Siem Industries, Inc., an industrial holding company that owns offshore and onshore oil and gas drilling, subsea construction services and passenger cruise line businesses through subsidiaries in Bermuda, the U.K., Norway and the U.S. Mr. Siem has served Transocean as a director since September 1996. During the past five years, Mr. Siem has served as an executive officer with Siem Industries, Inc. and as Chairman of Wilrig AS and Transocean ASA, which subsequently combined with Transocean. Mr. Siem also serves on the boards of Norwegian Cruise Line, DSND ASA, Ivar Holding ASA, Lambert, Fenchurch Group Holdings plc, Four Seasons Capital A.B. and Oslo Reinsurance ASA. He was also a member of the board of directors of Saga Petroleum ASA until its merger with Norsk Hydro in September 1999.

     Ian C. Strachan will be a director of Transocean Sedco Forex following the merger. He currently serves as Deputy Chairman of Invensys plc. He served as Chief Executive Officer from January 1996 and Executive Director from May 1995 of BTR plc until its merger with Siebe plc in 1999, when it changed its name to Invensys plc. From 1987 until 1995, Mr. Strachan was with Rio Tinto plc, serving as Chief Financial Officer and Executive Director from 1989 until 1991 and as Deputy Chief Executive Officer and Executive Director from 1991 until 1995.

     Upon completion of the merger, Victor E. Grijalva, the present Vice Chairman of Schlumberger, will become the Chairman of the board of directors of Transocean Sedco Forex and is expected to serve until he reaches age 65. Mr. Grijalva will enter into a consulting agreement with Transocean Sedco Forex in connection with his becoming Chairman. Mr. Grijalva will also retain his position as Vice Chairman of Schlumberger. See "Interests Of Certain
Persons -- Transocean Sedco Forex Chairman's Consulting Agreement."

     The board of directors of Transocean Sedco Forex will be divided into three staggered classes. Messrs. Siem, Talbert, Grijalva and Lindenauer will be the Class I directors, with terms expiring at the annual shareholders' meeting in 2000. Messrs. Kinder, McNamara and Roger will be the Class II directors, with terms expiring at the annual shareholders' meeting in 2001. Messrs. Kuehn, Monti and Strachan will be the

Class III directors, with terms expiring at the annual shareholders' meeting in 2002. After the initial expiration of class terms described above, each class will serve for three-year terms.

     The Transocean Sedco Forex board of directors initially will have the following four standing committees: the Audit Committee, the Executive Compensation Committee, the Finance and Benefits Committee and the Corporate Governance Committee. Under the merger agreement, Transocean and Schlumberger agreed that these committees, as well as any other committee of the board of directors, will consist of an equal number of Transocean and Schlumberger designees. The Transocean designees to the board of directors will designate the committee chairmen of the Executive Compensation and the Finance and Benefits Committees, and the Schlumberger designees to the board of directors will designate the committee chairmen of the Audit and Corporate Governance Committees. The chairmen of any other committees will be designated as equally as practicable by Transocean's and Schlumberger's respective board designees.

     Under the merger agreement, Transocean and Schlumberger agreed to use all reasonable efforts to maintain the proportional allocation between Transocean and Schlumberger designees to the board and its committees for a period of three years after the completion of the merger. Transocean and Schlumberger also agreed that if a director dies, resigns or is removed from the board prior to the expiration of the three-year period following the merger, the remaining Transocean designees, if the director was a director designated by Transocean, or Schlumberger designees, if the director was a director designated by Schlumberger, on the board will nominate a replacement for action by the full board.

                                     * * *

TRANSOCEAN SEDCO FOREX CHAIRMAN'S CONSULTING AGREEMENT

     As part of the merger and as a condition to his appointment as chairman of the Transocean board, Victor E. Grijalva, Vice Chairman of Schlumberger, will enter into a consulting agreement with Transocean Sedco Forex. The consulting agreement will contain the following material terms:

     - Transocean Sedco Forex will nominate Mr. Grijalva to its board of directors to serve as Chairman until his 65th birthday, at which time he will resign such position;

     - until the time of his resignation, Mr. Grijalva will provide consulting services to Transocean Sedco Forex, as an independent contractor, with regard to long-range planning, strategic direction and integration and rationalization matters;

     - Transocean Sedco Forex will pay Mr. Grijalva $400,000 per year;

     - Transocean Sedco Forex will indemnify Mr. Grijalva in connection with the services he provides to the fullest extent available under Transocean Sedco Forex's articles of association; and

     - Mr. Grijalva will be entitled to the non-cash compensation and benefits Transocean Sedco Forex provides to non-employee directors.

EMPLOYMENT AGREEMENTS

     Under each of the agreements described below, a change of control will be deemed to have occurred upon completion of the spin-off and the merger.

     Transocean has entered into employment agreements with its executive officers, including J. Michael Talbert, W. Dennis Heagney, Robert L. Long, Jon
C. Cole, Donald R. Ray, Eric B. Brown, Barbara S. Koucouthakis and Alan A. Boussard. The occurrence of a change in control under these agreements triggers provisions that generally guarantee a minimum salary and bonus for a period of three years following the change of control. In consideration of cash payments or, in some cases, elimination of some restrictions on vesting of certain restricted stock grants, each of these executive officers has agreed to waive the guarantee of a minimum bonus. The employment agreements also provide generally that, in the event that the executive officer's employment with Transocean is terminated within three years of a change of control (1) for reasons other than death, disability or for "cause," (2) by the executive officer for good reason, which includes a diminution of responsibilities or compensation or (3) by a voluntary determination of the executive officer to leave during the 30-day period immediately following the first anniversary of the change of control, the executive would receive the following:

     - any unpaid portion of his then-annual base salary and prorated portion of his highest bonus paid either in the last three years before the change of control or for the last completed fiscal year after the change of control (the "highest bonus");

     - a lump-sum payment equal to three times the sum of his highest bonus and his annual base salary, based on the highest monthly salary paid in the twelve months prior to the change of control;

     - health and welfare benefits to him and his family for a three-year period at least equal to those that would have been provided had his employment not been terminated; and

     - a lump sum amount equal to the excess of (1) the actuarial equivalent of the benefit under Transocean's Retirement Plan and Supplemental Retirement Plan had the executive's employment continued for three years after termination over (2) the actuarial equivalent of the executive's actual benefit under those plans.

     Neither Transocean nor Schlumberger has determined whether any of the above named executives subject to employment agreements will be terminated following the effective time of the merger. Assuming that all such executives are terminated in a qualifying termination of employment, Transocean Sedco Forex would be required to pay the executive officers aggregate payments currently estimated to be approximately $15 million.

     In addition, the employment agreements provide that Transocean is obligated to pay an additional amount sufficient to make the executive officer whole with respect to any excise tax that may be imposed by Section 4999 of the U.S. Internal Revenue Code and any taxes imposed on such additional amounts.

     Because the merger will constitute a change of control under the employment agreements, each of the above-named executives will have the right to leave Transocean Sedco Forex voluntarily for any reason at any time during the 30-day period beginning on the first anniversary of the merger, and in so leaving will receive the benefits described above.

                                     * * *

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
SEDCO FOREX HOLDINGS LIMITED COMBINED FINANCIAL STATEMENTS
  Report of Independent Accountants.........................   F-2
  Combined Statements of Income.............................   F-3
  Combined Balance Sheets...................................   F-4
  Combined Statements of Cash Flows.........................   F-5
  Combined Statements of Equity.............................   F-6
  Notes to Combined Financial Statements....................   F-7
  Quarterly Results (Unaudited).............................  F-20

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of Schlumberger Limited

     In our opinion, the accompanying combined balance sheets and the related combined statements of income, of equity and of cash flows present fairly, in all material respects, the financial position of Sedco Forex Holdings Limited at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Sedco Forex Holdings Limited's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

New York, New York
August 6, 1999

                          SEDCO FOREX HOLDINGS LIMITED

                         COMBINED STATEMENTS OF INCOME
                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                               FOR THE YEARS ENDED           SIX MONTHS ENDED
                                                   DECEMBER 31,                  JUNE 30,
                                         --------------------------------   -------------------
                                            1998        1997       1996       1999       1998
                                         ----------   --------   --------   --------   --------
                                                                                (UNAUDITED)
Revenue:
  Operating............................  $1,090,523   $891,334   $663,245   $351,590   $534,388
  Interest and other income............       8,750      8,242      8,066      6,696      3,348
                                         ----------   --------   --------   --------   --------
                                          1,099,273    899,576    671,311    358,286    537,736
                                         ----------   --------   --------   --------   --------
Expenses:
  Cost of services.....................     674,685    561,784    476,374    297,118    329,339
  Research and engineering.............      11,343      9,803     10,179      6,317      6,093
  General and administrative...........      26,274     15,891     13,800      8,335     12,361
  Interest expense, net................      12,950     19,639      7,887      6,911      9,868
                                         ----------   --------   --------   --------   --------
                                            725,252    607,117    508,240    318,681    357,661
                                         ----------   --------   --------   --------   --------
Income before taxes....................     374,021    292,459    163,071     39,605    180,075
Income taxes...........................      32,443     32,004     15,536        911     21,810
                                         ----------   --------   --------   --------   --------
Net income.............................  $  341,578   $260,455   $147,535   $ 38,694   $158,265
                                         ==========   ========   ========   ========   ========
Unaudited pro forma basic earnings per
  share................................  $     3.13                         $    .35
                                         ==========                         ========
Unaudited pro forma basic shares
  outstanding..........................     109,111                          109,111
                                         ==========                         ========
Unaudited pro forma diluted earnings
  per share............................  $     3.13                         $    .35
                                         ==========                         ========
Unaudited pro forma shares outstanding
  assuming dilution....................     109,144                          109,185
                                         ==========                         ========

   The accompanying notes are an integral part of these financial statements.

                          SEDCO FOREX HOLDINGS LIMITED

                            COMBINED BALANCE SHEETS
                             (AMOUNTS IN THOUSANDS)

                                     ASSETS

                                                                DECEMBER 31,
                                                           -----------------------    JUNE 30,
                                                              1998         1997         1999
                                                           ----------   ----------   -----------
                                                                                     (UNAUDITED)
Current assets:
  Cash and short-term investments........................  $  174,481   $   95,117   $   84,868
  Receivables, less allowance for doubtful accounts of
     $829, $1,662 and $5,155.............................     216,209      199,408      170,253
  Receivables from related parties.......................      52,620       35,109       38,214
  Materials and supplies.................................      45,976       42,419       52,410
  Deferred taxes on income...............................          --           --        6,500
  Other current assets...................................      25,407       26,520       15,129
                                                           ----------   ----------   ----------
          Total current assets...........................     514,693      398,573      367,374
                                                           ----------   ----------   ----------
Fixed assets, less accumulated depreciation of
  $1,039,538, $931,465 and $1,091,043....................     915,423      626,324    1,101,585
Deferred taxes on income.................................      17,938        1,899       20,471
Equity in affiliated companies...........................      24,865       24,051       25,209
                                                           ----------   ----------   ----------
          Total assets...................................  $1,472,919   $1,050,847   $1,514,639
                                                           ==========   ==========   ==========

                                     LIABILITIES AND EQUITY

Current liabilities:
  Bank overdrafts........................................  $    2,990   $    4,017   $    6,483
  Accounts payable and accrued liabilities...............     180,628      139,922      203,522
  Payables to related parties............................      32,960       14,248       27,763
  Estimated liability for taxes on income................      41,058       26,102       31,584
  Current portion of deferred gain.......................      26,000       26,000       26,000
  Current portion of long-term debt......................      14,348       20,689       14,597
                                                           ----------   ----------   ----------
          Total current liabilities......................     297,984      230,978      309,949
                                                           ----------   ----------   ----------
Long-term debt...........................................      86,100      139,165       77,428
Postretirement benefits..................................       5,578        5,277        5,428
Related party debt.......................................     407,402      179,385      506,258
Deferred gain on sale of rigs............................      97,000      123,000       84,000
Other long-term liabilities..............................      14,473       10,148       12,644
                                                           ----------   ----------   ----------
          Total liabilities..............................     908,537      687,953      995,707
Commitments and contingencies (Note 13)..................          --           --           --
Equity...................................................     564,382      362,894      518,932
                                                           ----------   ----------   ----------
          Total liabilities and equity...................  $1,472,919   $1,050,847   $1,514,639
                                                           ==========   ==========   ==========

   The accompanying notes are an integral part of these financial statements.

                          SEDCO FOREX HOLDINGS LIMITED

                       COMBINED STATEMENTS OF CASH FLOWS
                             (AMOUNTS IN THOUSANDS)

                                                        FOR THE YEARS ENDED            SIX MONTHS ENDED
                                                           DECEMBER 31,                    JUNE 30,
                                                 ---------------------------------   --------------------
                                                   1998        1997        1996        1999        1998
                                                 ---------   ---------   ---------   ---------   --------
                                                                                         (UNAUDITED)
Cash flows from operating activities:
  Net income..................................   $ 341,578   $ 260,455   $ 147,535   $  38,694   $158,265
  Adjustments to reconcile net income to net
    cash provided by operating activities
    Depreciation..............................     124,707     110,780     103,610      63,739     60,615
    Amortization of deferred gain on sale of
      rigs....................................     (26,000)     (8,667)         --     (13,000)   (13,000)
    1998 and 1999 charges.....................      20,350          --          --      32,549         --
    Deferred taxes on earnings................     (13,039)        501      (2,400)        467     (1,517)
    Equity in income of affiliated
      companies...............................      (5,389)     (4,946)     (5,647)     (2,527)    (1,661)
  Changes in operating assets and liabilities:
    Accounts receivable.......................     (18,297)    (41,319)    (51,191)     45,956    (38,631)
    Receivables from related parties..........     (17,511)     (5,152)    (18,233)     14,406     (6,780)
    Materials and supplies....................      (4,077)     (8,642)    (11,403)     (6,434)    (7,595)
    Accounts payable and accrued
      liabilities.............................      27,703         146      61,564     (10,581)    20,515
    Payables to related parties...............      18,712      (3,609)      8,215      (5,197)     8,142
    Estimated liability for taxes on income...      15,062       6,788       5,201      (9,474)     9,832
    Other assets and liabilities, net.........       9,615      12,149        (906)      1,908    (23,153)
                                                 ---------   ---------   ---------   ---------   --------
Net cash provided by operating activities.....     473,414     318,484     236,345     150,506    165,032
                                                 ---------   ---------   ---------   ---------   --------
Cash flows from investing activities:
  Capital expenditures........................    (424,749)   (187,411)   (150,757)   (250,425)  (160,311)
  Net proceeds on sale of drilling rigs.......          --     174,000          --          --         --
  Sales/retirements of fixed assets and
    other.....................................       3,205      (5,842)      1,490         524        643
                                                 ---------   ---------   ---------   ---------   --------
Net cash used in investing activities.........    (421,544)    (19,253)   (149,267)   (249,901)  (159,668)
                                                 ---------   ---------   ---------   ---------   --------
Cash flows from financing activities:
  Dividends paid..............................          --     (71,195)   (168,341)         --         --
  Advances and other to related parties.......    (140,090)   (287,952)    (91,201)    (84,144)   (33,994)
  Bank overdrafts.............................      (1,027)    (11,277)     11,320       3,493        465
  Proceeds from issuance of long-term debt....          --     120,060      15,715          --         --
  Payments of principal of long-term debt.....     (59,406)    (13,369)     (6,640)     (8,423)   (21,385)
  Proceeds from issuance of related party
    debt......................................     250,080      40,000     137,000     163,577         --
  Payments of principal of related party
    debt......................................     (22,063)    (45,118)     (4,147)    (64,721)   (10,790)
                                                 ---------   ---------   ---------   ---------   --------
Net cash provided by (used in) financing
  activities..................................      27,494    (268,851)   (106,294)      9,782    (65,704)
                                                 ---------   ---------   ---------   ---------   --------
Net increase (decrease) in cash and short-term
  investments.................................      79,364      30,380     (19,216)    (89,613)   (60,340)
Cash and short-term investments, beginning of
  year........................................      95,117      64,737      83,953     174,481     95,117
                                                 ---------   ---------   ---------   ---------   --------
Cash and short-term investments, end of
  year........................................   $ 174,481   $  95,117   $  64,737   $  84,868   $ 34,777
                                                 =========   =========   =========   =========   ========

   The accompanying notes are an integral part of these financial statements.

                          SEDCO FOREX HOLDINGS LIMITED

                         COMBINED STATEMENTS OF EQUITY
                             (AMOUNTS IN THOUSANDS)

                                                               EQUITY
                                                              ---------
Balance, January 1, 1996....................................  $ 573,593
Net income..................................................    147,535
Dividends paid..............................................   (168,341)
Advances to related parties and other.......................    (91,201)
                                                              ---------
Balance, December 31, 1996..................................    461,586
                                                              ---------
Net income..................................................    260,455
Dividends paid..............................................    (71,195)
Advances to related parties and other.......................   (287,952)
                                                              ---------
Balance, December 31, 1997..................................    362,894
                                                              ---------
Net income..................................................    341,578
Dividends paid..............................................         --
Advances to related parties and other.......................   (140,090)
                                                              ---------
Balance, December 31, 1998..................................    564,382
                                                              ---------
Net income (unaudited)......................................     38,694
Dividends paid (unaudited)..................................         --
Advances to related parties and other (unaudited)...........    (84,144)
                                                              ---------
Balance, June 30, 1999 (unaudited)..........................  $ 518,932
                                                              =========

   The accompanying notes are an integral part of these financial statements.

                          SEDCO FOREX HOLDINGS LIMITED

                     NOTES TO COMBINED FINANCIAL STATEMENTS
               (AMOUNTS IN THOUSANDS, UNLESS OTHERWISE INDICATED)

1. PRINCIPLES OF COMBINATION AND MERGER

  Principles of Combination

     The accompanying combined Sedco Forex Holdings Limited financial statements include the offshore contract drilling service business of Schlumberger Limited and its subsidiaries ("Schlumberger"), which is comprised of certain businesses, operations, assets and liabilities of Sedco Forex, its subsidiaries and Schlumberger, in accordance with a distribution agreement described below (collectively referred to as "Sedco Forex"). Although Sedco Forex is not a separate public company, the accompanying combined financial statements are presented as if Sedco Forex had existed as an entity separate from its parent, Schlumberger. The combined financial statements include the historical assets, liabilities, revenues and expenses that were directly related to the offshore contract drilling service business of Schlumberger during the periods presented and have been prepared using Schlumberger's historical bases in the assets and liabilities and the historical results of operations of Sedco Forex.

     Certain amounts of Schlumberger's corporate expenses, including centralized research and engineering, legal, accounting, employee benefits, real estate, insurance, information technology services, treasury and other corporate and infrastructure costs, although not directly attributable to Sedco Forex's operations, have been allocated to Sedco Forex on bases that Schlumberger and Sedco Forex considered to be a reasonable reflection of the utilization of services provided or the benefit received by Sedco Forex (see Note 11). However, the financial information included herein may not reflect the combined financial position, operating results, changes in equity and cash flows of Sedco Forex in the future or what they would have been had Sedco Forex been a separate, stand-alone entity during the periods presented. All significant intercompany accounts and transactions within Sedco Forex have been eliminated.

     Because Sedco Forex was historically not operated as a separate, stand-alone entity, and in many cases Sedco Forex's results were included in the consolidated financial statements of Schlumberger on a divisional basis, there are no separate meaningful historical equity accounts for Sedco Forex. Changes in stockholders' equity represent Schlumberger's contribution of its net investment in Sedco Forex after giving effect to the net earnings of Sedco Forex, dividends paid, plus net cash transfers to and from Schlumberger and other transfers from Schlumberger.

     Certain assets and liabilities included in these financial statements, primarily associated with employee benefits, income taxes, and balances due to or from Schlumberger companies other than Sedco Forex, will be retained by Schlumberger in accordance with the distribution agreement described below. In addition, certain financial matters have been agreed to which limit debt and require a minimum cash level at the time of the audited pre-closing financial statements to be delivered prior to the distribution.

     Sedco Forex provides offshore drilling services with semisubmersibles, jackup rigs, dynamically positioned drillships and drilling tenders to customers throughout the world.

  Distribution to Shareholders and Merger with Transocean Offshore Inc.

     On July 12, 1999, Sedco Forex, Schlumberger, Transocean Offshore Inc. ("Transocean") and a wholly owned subsidiary of Transocean entered into a merger agreement. At the same time, Schlumberger and Sedco Forex entered into a distribution agreement that provides for a series of combination transactions which will include: the transfer of certain assets and liabilities between Sedco Forex and Schlumberger and the distribution of Sedco Forex stock to Schlumberger shareholders. After the distribution, Sedco Forex will merge with a wholly-owned subsidiary of Transocean and Schlumberger shareholders will receive shares of Transocean in exchange for their shares of Sedco Forex. Following the distribution and merger, Schlumberger shareholders will own approximately 52 percent of the diluted ordinary shares of the combined company that

                          SEDCO FOREX HOLDINGS LIMITED

               (AMOUNTS IN THOUSANDS, UNLESS OTHERWISE INDICATED)

will be renamed Transocean Sedco Forex. These transactions are expected to be completed by December 31, 1999.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     The Combined Financial Statements of Sedco Forex have been prepared in accordance with accounting principles generally accepted in the United States.

  Principles of Combination

     All significant intercompany accounts and transactions are eliminated. The equity method of accounting is used for investments in affiliates in which Sedco Forex owns between 20% and 50%.

  Interim Financial Information

     The financial information as of June 30, 1999 and for the six months ended June 30, 1999 and 1998 is unaudited but includes all adjustments, consisting only of normal and recurring adjustments, that management considers necessary for a fair presentation of its financial position, operating results and cash flows. Results for the six months ended June 30, 1999 are not necessarily indicative of results to be expected for the full year 1999 or for any future period.

  Revenue Recognition

     Operating revenues are recognized as earned, based on contractual daily rates. In connection with drilling contracts, Sedco Forex may receive lump sum fees for the mobilization of equipment and personnel or for capital improvements to rigs. In connection with contracted mobilizations, to the extent that expenses exceed fees received, the net costs are deferred and amortized over the appropriate periods of benefit, generally the term of the contract. If losses are anticipated on the contract, net mobilization costs are expensed immediately. Profits are recognized based on contractual daily rates.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While actual results could differ from these estimates, management believes that the estimates are reasonable.

  Translation of Non-US Currencies

     Sedco Forex uses the US dollar as its functional currency. All realized and unrealized transaction gains and losses are included in income in the period in which they occur. Transaction gains (losses) included in results of operations were $1.0 million, $5.0 million, and $(274) in 1998, 1997 and 1996, respectively.

  Investments

     Short-term investments are stated at cost plus accrued interest, which approximates market, and are comprised primarily of Eurodollar time deposits, certificates of deposit and commercial paper, Canadian treasury bills, Euronotes and Eurobonds, substantially all denominated in US dollars. These investments have

                          SEDCO FOREX HOLDINGS LIMITED

               (AMOUNTS IN THOUSANDS, UNLESS OTHERWISE INDICATED)

original maturity dates not exceeding three months, and are considered cash equivalents for purposes of reporting cash flows.

  Fair Value of Financial Instruments

     The fair value of cash, accounts receivable, trade accounts payable, short-term borrowings, long-term debt and accrued expenses are not materially different than their carrying amounts as reported at December 31, 1998 and 1997.

  Concentration of Credit Risk

     Financial instruments which potentially subject Sedco Forex to concentration of risk consist primarily of accounts receivable. Sedco Forex maintains an allowance for uncollectible accounts receivable based upon expected collectibility. Sedco Forex performs ongoing credit evaluations of its customers' financial condition.

     For the years ended December 31, 1998, 1997 and 1996, one customer accounted for approximately 19.2%, 24.1%, and 25.6%, respectively, of Sedco Forex's total revenue. Total accounts receivable from this customer were $44 million and $46 million at December 31, 1998 and 1997, respectively.

  Materials and Supplies

     Inventories are stated principally at average cost less an allowance for obsolescence.

  Fixed Assets and Depreciation

     Fixed assets are stated at cost less accumulated depreciation, which is provided for by charges to income over the estimated useful lives of the assets by the straight-line method. Expenditures for renewals, replacements, and improvements are capitalized. Maintenance and repairs are charged to operating expenses as incurred. Upon sale or other disposition, the applicable amounts of asset cost and accumulated depreciation are removed from the accounts and the net amount, less proceeds from disposal, is charged or credited to income.

     Estimated useful lives of rigs range from 10 to 25 years, buildings and improvements from 10 to 30 years and machinery and equipment from 4 to 12 years. From time to time, major improvements are performed on the rigs which extend their useful lives. These improvements are amortized over 10 to 15 years.

  Capitalized Interest

     Sedco Forex capitalizes interest expense during the new construction or upgrade of qualifying assets. Interest expense capitalized was $8.7 million for the year ended 1998 and $11.7 million (unaudited) for the six months ended June 30, 1999. Sedco Forex did not capitalize any interest during 1997 or 1996.

  Impairment of Long-Lived Assets

     Sedco Forex reviews the appropriateness of the carrying value of its long-lived assets whenever events or changes in circumstances indicate that the historical cost carrying value of an asset may no longer be appropriate. Sedco Forex assesses recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value.

                          SEDCO FOREX HOLDINGS LIMITED

               (AMOUNTS IN THOUSANDS, UNLESS OTHERWISE INDICATED)

  Research and Engineering

     All research and engineering expenditures are expensed as incurred, including costs relating to patents or rights that may result from such expenditures. Research and engineering is performed on a centralized basis and the expense is allocated from Schlumberger to Sedco Forex.

  Taxes on Income

     Sedco Forex's operating results historically have been included in Schlumberger's consolidated US and state income tax returns and in tax returns of Schlumberger's foreign subsidiaries. The provision for income taxes in Sedco Forex's combined financial statements has been determined on a separate return basis.

     Taxes on income are computed in accordance with the tax rules and regulations of the taxing authorities where the income is earned. The income tax rates imposed by these taxing authorities vary substantially. Taxable income may differ from pre-tax income for financial accounting purposes. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. A valuation allowance is provided if it is more likely than not that some or all of the deferred tax asset will not be realized.

  Comprehensive Income

     Sedco Forex has no material components of other comprehensive income and accordingly comprehensive income is the same as net income for all periods presented.

  Derivative Financial Instruments

     Occasionally, Sedco Forex uses derivative instruments such as forward currency contracts and foreign currency options. Forward currency contracts provide a hedge against currency fluctuations on assets/ liabilities denominated in other than a functional currency. Options are usually entered into to hedge against currency variations on firm commitments generally involving the construction of drilling rigs. Sedco Forex defers gains and losses on these currency contracts which qualify as accounting hedges and recognizes them when the underlying foreign exchange exposure is realized. As of December 31, 1998, options were outstanding for the US dollar equivalent of $68 million in various foreign currencies.

  New Accounting Standards

     In 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 133, "Accounting for Derivative Instruments and Hedging Activities," which requires that Sedco Forex recognize all derivative instruments as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The standard is effective for Sedco Forex for fiscal years beginning after June 15, 2000. Sedco Forex does not anticipate that the implementation of the new standard in the first quarter of 2001 will have a material effect on the combined financial position and results of operations.

3. 1998 CHARGE

     During 1998, Sedco Forex recorded a charge of $20.4 million after tax, which included charges of $3.6 million for severance and termination costs, $9.8 million for asset impairments and a $7 million provision for a potential legal claim. The severance and termination costs and asset impairment charges resulted from the slowdown in business. The charge has been classified in cost of services. As of June 30, 1999, all of the severance and termination costs had been incurred.

                          SEDCO FOREX HOLDINGS LIMITED

               (AMOUNTS IN THOUSANDS, UNLESS OTHERWISE INDICATED)

4. FIXED ASSETS

     Fixed assets at December 31, 1998 and 1997 consist of the following:

                                                                 1998          1997
                                                              -----------   ----------
Land........................................................  $     3,216   $    3,326
Buildings and improvements..................................       13,437        8,767
Machinery and equipment.....................................    1,938,308    1,545,696
                                                              -----------   ----------
Total cost..................................................    1,954,961    1,557,789
Less: Accumulated depreciation..............................   (1,039,538)    (931,465)
                                                              -----------   ----------
Fixed assets................................................  $   915,423   $  626,324
                                                              ===========   ==========

     Depreciation expense aggregated $125 million in 1998, $111 million in 1997 and $104 million in 1996.

5. DEBT

     At December 31, 1998 and 1997, Sedco Forex had $86 million and $139 million, respectively, of long-term debt at fixed rates up to 7.95%, secured by 2 jackup rigs. The financing arrangements provide for a call right on the part of Sedco Forex to repay the financings prior to expiration of their scheduled terms, and in some circumstances a put right on the part of the banks to call Sedco Forex to repay the financings. Under either circumstance, Sedco Forex would retain ownership of the rigs.

     Long-term debt at December 31, 1998, is due as follows: $17.6 million in 2000, $18.0 million in 2001, $19.4 million in 2002, $14.5 million in 2003 and
$16.6 million thereafter.

6. TAXES ON INCOME

     Pretax book income subject to US and foreign income taxes for each of the three years ending December 31, was as follows:

                                                            FOR THE YEARS ENDED
                                                                DECEMBER 31,
                                                       ------------------------------
                                                         1998       1997       1996
                                                       --------   --------   --------
United States........................................  $  4,590   $  3,074   $  1,508
Foreign..............................................   369,431    289,385    161,563
                                                       --------   --------   --------
Pretax income........................................  $374,021   $292,459   $163,071
                                                       ========   ========   ========

                          SEDCO FOREX HOLDINGS LIMITED

               (AMOUNTS IN THOUSANDS, UNLESS OTHERWISE INDICATED)

     The following table shows the components of current and deferred income tax expense by taxing jurisdiction, both domestic and foreign:

                                                             FOR THE YEARS ENDED
                                                                 DECEMBER 31,
                                                         ----------------------------
                                                           1998      1997      1996
                                                         --------   -------   -------
Current:
  United States -- federal.............................  $  2,201   $   108   $   523
  Foreign..............................................    46,281    31,395    17,413
                                                           48,482    31,503    17,936
                                                         --------   -------   -------
Deferred:
  United States -- federal.............................    (1,490)       --        --
  Foreign..............................................   (14,549)      501    (2,400)
                                                         --------   -------   -------
                                                          (16,039)      501    (2,400)
                                                         --------   -------   -------
          Total income tax expense.....................  $ 32,443   $32,004   $15,536
                                                         ========   =======   =======

     At December 31, 1998 and 1997, gross deferred tax assets were $17.9 million and $1.9 million, respectively. The principal components of net deferred tax assets were:

                                                                 DECEMBER 31,
                                                              -------------------
                                                               1998         1997
                                                              -------      ------
Employee and retiree benefits...............................  $ 3,129      $1,724
Accrued liabilities.........................................      226         332
Property, plant and equipment...............................       34        (143)
Net operating loss carryforward.............................   14,549          --
Others, net.................................................       --         (14)
                                                              -------      ------
                                                              $17,938      $1,899
                                                              =======      ======

     In the fourth quarter of 1998, Sedco Forex released the remaining valuation allowance related to its UK tax loss carryforward. This carryforward, which Sedco Forex believes will be fully utilized, is available to Sedco Forex indefinitely. Prior to 1998, Sedco Forex had recorded a 100% valuation allowance on this tax loss carryforward.

     Reconciliation between the US federal income tax rate and the effective tax rate is:

                                                          FOR THE YEARS ENDED DECEMBER 31,
                                                          ---------------------------------
                                                           1998         1997         1996
                                                          -------      -------      -------
Statutory tax rate......................................    35.0%        35.0%        35.0%
Difference in effective tax rate on foreign earnings....  ( 22.4)      ( 24.1)      ( 25.5)
Net operating loss carryforward.........................  (  3.9)          --           --
                                                          ------       ------       ------
                                                             8.7%        10.9%         9.5%
                                                          ======       ======       ======

7. PENSION AND OTHER BENEFIT PLANS

     Schlumberger sponsors several defined benefit pension plans that cover substantially all US employees. The benefits are based on years of service and compensation on a career-average pay basis. These plans are substantially fully funded with a trustee in respect to past and current service. Charges to expense are based upon costs computed by independent actuaries. The funding policy is to contribute annually amounts that are

                          SEDCO FOREX HOLDINGS LIMITED

               (AMOUNTS IN THOUSANDS, UNLESS OTHERWISE INDICATED)

allowable for federal income tax purposes. These contributions are intended to provide for benefits earned to date and those expected to be earned in the future.

     The assumed discount rate, rate of compensation increases and return on plan assets used to determine pension expense in 1998 were 7.5%, 4.5% and 9%, respectively. In 1997, the assumptions were 8%, 4.5% and 8.5%, respectively. In 1996, the assumptions were 7.5%, 4.5% and 8.5%, respectively.

     Net pension cost in the US for 1998, 1997 and 1996, included the following components:

                                                              1998    1997    1996
                                                              -----   -----   -----
Service cost -- benefits earned during the period...........  $ 396   $ 243   $ 171
Interest cost on projected benefit obligation...............    460     416     370
Expected return on plan assets (actual return:
  1998 -- $1,049; 1997 -- $1,108; 1996 -- $623).............   (485)   (392)   (346)
Amortization of transition asset............................     (6)     (6)     (6)
Amortization of prior service cost/other....................     43      40      64
                                                              -----   -----   -----
                                                              $ 408   $ 301   $ 253
                                                              =====   =====   =====

     The change in the projected benefit obligation, plan assets and funded status of the plans at December 31, 1998 and 1997, was as follows:

                                                               1998     1997
                                                              ------   ------
Projected benefit obligation at beginning of the year.......  $6,297   $5,299
Service cost................................................     396      243
Interest cost...............................................     460      416
Actuarial losses............................................     467      436
Benefits paid...............................................    (277)    (229)
Amendments..................................................      --      132
                                                              ------   ------
Projected benefit obligation at end of the year.............  $7,343   $6,297
Plan assets at market value at beginning of the year........   6,336    5,100
Actual return on plan assets................................   1,049    1,108
Employer contribution.......................................     315      357
Benefits paid...............................................    (277)    (229)
                                                              ------   ------
Plan assets at market value at end of the year..............  $7,423   $6,336
Excess of assets over projected benefit obligation..........      80       39
Unrecognized net gain.......................................    (366)    (290)
Unrecognized prior service cost.............................     402      467
Unrecognized net asset at transition date...................     (17)     (24)
                                                              ------   ------
Prepaid pension cost........................................  $   99   $  192
                                                              ======   ======

  Non-US Pension Plans

     Outside the US, Sedco Forex sponsors several defined benefit and defined contribution plans that cover substantially all employees who are not covered by statutory plans. For defined benefit plans, charges to expense are based upon costs computed by independent actuaries. These plans are substantially fully funded with trustees in respect to past and current service. For defined contribution plans, funding and cost are generally based upon a predetermined percentage of employee compensation. Expenses for both defined

                          SEDCO FOREX HOLDINGS LIMITED

               (AMOUNTS IN THOUSANDS, UNLESS OTHERWISE INDICATED)

benefit plans and defined contribution plans were immaterial to Sedco Forex for each of the three years ended December 31, 1998.

  Other Deferred Benefits

     In addition to providing pension benefits, Sedco Forex has other deferred benefit programs. Expenses for these programs were $9.2 million, $9.1 million and $8.2 million for 1998, 1997 and 1996, respectively.

  Health Care Benefits

     Sedco Forex provides health care benefits for certain active employees. The cost of providing these benefits is recognized as an expense when incurred and aggregated $721, $668 and $471 in 1998, 1997 and 1996 respectively. Outside the US, such benefits are mostly provided through government-sponsored programs.

  Postretirement Benefits Other Than Pensions

     Sedco Forex provides certain health care benefits to former employees who have retired under the US pension plans.

     The principal actuarial assumptions used to measure costs were a discount rate of 7.5% in 1998 and 8% in 1997 and 1996. The overall medical cost trend rate assumption beginning December 31, 1996 was 9% graded \to 5% thereafter. Previously, the overall assumption had been 10% graded to 6% over the next six years and thereafter.

     Net periodic postretirement benefit cost in the US for 1998, 1997 and 1996 included the following components:

                                                              1998   1997   1996
                                                              ----   ----   ----
Service cost-benefits earned during the period..............  $136   $ 80   $ 58
Interest cost on accumulated postretirement benefit
  obligation................................................   295    291    328
Amortization of unrecognized net gain and other.............   (65)   (71)    --
                                                              ----   ----   ----
                                                              $366   $300   $386
                                                              ====   ====   ====

     The changes in accumulated postretirement benefit obligation and funded status in 1998 and 1997 were as follows:

                                                               1998     1997
                                                              ------   ------
Accumulated postretirement benefit obligation at the
beginning of the year.......................................  $4,056   $3,755
Service cost................................................     136       80
Interest cost...............................................     295      291
Actuarial losses............................................     283      171
Benefits paid...............................................    (232)    (241)
                                                              ------   ------
Accumulated postretirement benefit obligation at the end of
  the year..................................................   4,538    4,056
Unrecognized net gain.......................................     972    1,148
Unrecognized prior service cost.............................      68       73
                                                              ------   ------
Postretirement benefit liability at December 31.............  $5,578   $5,277
                                                              ======   ======

                          SEDCO FOREX HOLDINGS LIMITED

               (AMOUNTS IN THOUSANDS, UNLESS OTHERWISE INDICATED)

     The components of the accumulated postretirement benefit obligation at December 31, 1998 and 1997 were as follows:

                                                               1998     1997
                                                              ------   ------
Accumulated postretirement benefit obligation:
  Retirees..................................................  $2,417   $2,388
  Fully eligible............................................     815      709
  Actives...................................................   1,306      959
                                                              ------   ------
Accumulated postretirement benefit liability................  $4,538   $4,056
                                                              ======   ======

     The assumed discount rate used to determine the accumulated postretirement benefit obligation was 7% for 1998 and 7.5% for 1997.

     If the assumed medical cost trend rate was increased by one percentage point, health care cost in 1998 would have been $0.5 million, and the accumulated postretirement benefit obligation would have been $5.2 million at December 31, 1998. If the assumed medical cost trend rate was decreased by one percentage point, health care cost in 1998 would have been $0.4 million, and the accumulated postretirement benefit obligation would have been $4.0 million at December 31, 1998.

8. LEASES AND LEASE COMMITMENTS

     Minimum rental commitments under noncancellable operating leases, primarily real estate and office facilities and bareboat charters, in effect at December 31, 1998 are as follows:

                  YEAR ENDED DECEMBER 31,
                  -----------------------
1999........................................................  $34,162
2000........................................................   25,438
2001........................................................      319
2002........................................................       52
2003........................................................       46
Thereafter..................................................      496

     Operating lease rental expense aggregated $56 million, $30 million and $16 million for 1998, 1997 and 1996, respectively. Included in the rental expense and future minimum rental commitments above are office space rentals and the semisubmersible rigs Drillstar and Sedco Explorer. These rigs are being operated by Sedco Forex under bareboat charters with an entity in which Sedco Forex has a 25% equity interest.

9. SEGMENT AND GEOGRAPHIC AREA INFORMATION

     Sedco Forex operates in one industry segment, offshore contract drilling services. For the years ended December 31, 1998, 1997 and 1996, one customer accounted for approximately 19.2%, 24.1%, and 25.6%, respectively, of Sedco Forex's total revenue. Sedco Forex did not have revenue from third-party customers in its country of domicile during the last three years. Only Nigeria, Indonesia and the United Kingdom represent countries for which revenues and long-lived assets exceeded 10% of the totals for the three years ended

                          SEDCO FOREX HOLDINGS LIMITED

               (AMOUNTS IN THOUSANDS, UNLESS OTHERWISE INDICATED)

December 31, 1998 and for the sixth month periods ended June 30, 1999 and 1998. Revenues and long-lived assets for these countries are as follows:

                                    UNITED                            REST OF
                                   KINGDOM    NIGERIA    INDONESIA   THE WORLD     TOTAL
                                   --------   --------   ---------   ---------   ----------
Revenue (based on location of
customer):
  Year ended December 31, 1996...  $267,913   $ 97,659   $ 46,274    $251,399    $  663,245
  Year ended December 31, 1997...   312,141     97,140    104,229     377,824       891,334
  Year ended December 31, 1998...   344,061    118,935    124,904     502,623     1,090,523
  Six months ended June 30, 1998
     (unaudited).................   175,209     53,799     55,581     249,799       534,388
  Six months ended June 30, 1999
     (unaudited).................    70,385     27,711     46,168     207,326       351,590
Long-lived assets:
  December 31, 1996..............   205,339     51,248     39,329     279,935       575,851
  December 31, 1997..............   125,387     43,146     44,211     413,580       626,324
  December 31, 1998..............   110,451     59,351     50,283     695,338       915,423
  June 30, 1999 (unaudited)......   108,024     74,475     40,105     878,981     1,101,585

10. STOCK OPTION PLANS

     Schlumberger applies Accounting Principles Board Opinion (APB) 25 and related Interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for its stock option plans. Had compensation cost for the Schlumberger plans been determined based on the fair value at the grant dates for awards under these plans, consistent with the methodology of SFAS 123, Sedco Forex's net income would have been the pro forma amounts indicated below:

                                                         1998       1997       1996
                                                       --------   --------   --------
Net income
  As reported........................................  $341,578   $260,455   $147,535
  Pro forma..........................................   339,537    259,244    146,817

     As required by SFAS 123, the above pro forma data reflect the effect of stock option grants during 1998, 1997, and 1996.

     During 1998, 1997, 1996 and in prior years, key employees of Sedco Forex were granted stock options under the Schlumberger stock option plans. For all of the stock options granted, the exercise price of each option equals the market price of Schlumberger stock on the date of grant; an option's maximum term is ten years, and options generally vest in 20% increments over five years.

     As required by SFAS 123, the fair value of each grant is estimated on the date of grant using the multiple option Black-Scholes option-pricing model with the following weighted-average assumptions used for 1998, 1997 and 1996: dividend of $0.75; expected volatility of 21%-25% for 1998 grants, 21% for 1997 grants and 20% for 1996 grants; risk-free interest rates of 4.35%-5.62% for the 1998 grants, 5.80%-6.77% for the 1997 grants and 5.09%-6.01% for the 1996 grants; and expected option lives of 5.02 years for the 1998 grants, 5.09 years for the 1997 grants and 5.39 years for the 1996 grants.

                          SEDCO FOREX HOLDINGS LIMITED

     A summary of the status of the Schlumberger stock option plans for Sedco Forex as of December 31, 1998, 1997 and 1996, and changes during the years ending on those dates is presented below:

                                          WEIGHTED              WEIGHTED               WEIGHTED
                                          AVERAGE               AVERAGE                AVERAGE
                                 1998     EXERCISE     1997     EXERCISE     1996      EXERCISE
FIXED OPTIONS                   SHARES     PRICE      SHARES     PRICE      SHARES      PRICE
-------------                  --------   --------   --------   --------   ---------   --------
Outstanding at beginning of
year.........................   798,320    $43.60     720,400    $33.18      688,400    $29.61
Granted......................    14,500    $78.38     167,000    $81.51      203,500    $42.08
Exercised....................   (49,900)   $30.31     (89,080)   $30.43     (171,500)   $29.42
                               --------    ------    --------    ------    ---------    ------
Outstanding at end of year...   762,920    $45.13     798,320    $43.60      720,400    $33.18
                               ========              ========              =========
Options exercisable at
  year-end...................   444,220               367,220                324,700
Weighted-average fair value
  of options granted during
  the year...................  $  23.18              $  24.04              $   11.03

     The following table summarizes information concerning currently outstanding and exercisable options by range of exercise price at December 31, 1998:

                                          OPTIONS OUTSTANDING              OPTIONS EXERCISABLE
                                ---------------------------------------   ----------------------
                                                  WEIGHTED
                                                   AVERAGE     WEIGHTED     NUMBER      WEIGHTED
                                    NUMBER        REMAINING    AVERAGE    EXERCISABLE   AVERAGE
                                 OUTSTANDING     CONTRACTUAL   EXERCISE      AS OF      EXERCISE
RANGE OF EXERCISE PRICES        AS OF 12/31/98      LIFE        PRICE      12/31/98      PRICE
------------------------        --------------   -----------   --------   -----------   --------
$20.78 -- $20.99..............     176,400          5.57        $27.30      135,100      $27.28
$30.00 -- $39.99..............     224,720          3.42        $31.87      206,420      $31.87
$40.00 -- $49.99..............     188,600          7.30        $42.33       70,100      $42.33
$50.00 -- $59.99..............      40,200          8.21        $53.84        7,400      $53.65
$80.00 -- $90.50..............     133,000          8.81        $90.50       25,200      $90.50
                                   -------          ----        ------      -------      ------
                                   762,920          6.12        $45.13      444,220      $35.80
                                   =======                                  =======

11. RELATED PARTY TRANSACTIONS

     In certain countries, Sedco Forex participates in Schlumberger's centralized treasury and cash processes. In these countries, cash is managed either through zero balance accounts or an interest-bearing offsetting mechanism. Cash disbursements for operations, acquisitions and other investments are funded as needed from Schlumberger.

     The combined financial statements include allocations of certain corporate expenses, including centralized research and engineering, legal, accounting, employee benefits, real estate, insurance, information technology services, treasury and other corporate and infrastructure costs. These allocations have been determined on bases that Schlumberger and Sedco Forex considered to be a reasonable reflection of the utilization of services provided or the benefit received by Sedco Forex. The allocation methods include relative sales, headcount, square footage, transaction processing costs, adjusted operating expenses and others. These allocations resulted in charges of $88 million, $49 million and $37 million being recorded in Sedco Forex's

                          SEDCO FOREX HOLDINGS LIMITED

               (AMOUNTS IN THOUSANDS, UNLESS OTHERWISE INDICATED)

results of operations for 1998, 1997 and 1996, respectively, and $38 million (unaudited) for the six months ended June 30, 1999 and $40 million (unaudited) for the six months ended June 30, 1998 as follows:

                                                                     SIX MONTHS ENDED
                                         YEAR ENDED DECEMBER 31,         JUNE 30,
                                       ---------------------------   -----------------
                                        1998      1997      1996      1999      1998
                                       -------   -------   -------   -------   -------
Cost of services.....................  $75,085   $42,689   $31,490   $32,349   $33,893
Research and engineering.............  $ 3,265   $ 1,850   $ 1,790   $ 2,232   $ 1,635
General and administrative...........  $ 9,433   $ 4,416   $ 3,832   $ 3,090   $ 4,686

     At December 31, 1998 and 1997 Sedco Forex had long-term debt from related parties of $407 million and $179 million, respectively. These loans bear interest at rates based on fifty basis points over the LIBOR. These loans have been used to finance both Sedco Forex's existing fleet of rigs and ongoing major construction projects. The loans are repayable in fixed annual amounts over agreement terms ranging from eight to fourteen years, commencing from the date of drawdown or, in the case of the construction projects, on commencement of operating activities by the relevant rig. Sedco Forex has the option to repay the debt in full at any time, subject to an agreed notice period. Interest expense on these loans aggregated $11 million, $10 million and $4 million for 1998, 1997 and 1996, respectively.

     The related party receivables and payables balances included in the combined balance sheets represent amounts arising from intercompany transactions entered into by Sedco Forex, to settle outstanding customer and trade receivables and payables with other Schlumberger entities.

     There are no formal tax sharing arrangements between Sedco Forex and any entity of Schlumberger. In certain countries, Sedco Forex is a division of the Schlumberger legal entity that is the ultimate tax payer in that jurisdiction.

12. INVESTMENTS IN ASSOCIATED COMPANIES

     Sedco Forex has a 25% interest in Sea Wolf Drilling Limited. In September 1997, Sedco Forex sold two semisubmersible rigs, Drillstar and Sedco Explorer, to Sea Wolf Drilling Limited. The rigs are being operated by Sedco Forex under bareboat charters. The sale resulted in a deferred gain of $157 million which is being amortized to cost of services over the 6 year life of the bareboat charter.

     Sedco Forex also has a 50% interest in Overseas Drilling Limited ("ODL") which owns the drillship Joides Resolution. The drill-ship is contracted to perform drilling and coring operations in deep waters worldwide for the purposes of scientific research. Sedco Forex manages and operates the vessel on behalf of ODL.

13. COMMITMENTS AND CONTINGENCIES

     A claim for approximately $85 million has been filed against Sedco Forex for an alleged late return of a chartered rig and for breach of maintenance obligations under the charter.

     In addition, a claim has been filed against Sedco Forex for certain management contracts entered into by Sedco Forex in connection with two rigs operated by Sedco Forex. The claim alleges breach of contract, negligence and fraud and seeks damages of approximately $51 million.

     Sedco Forex is also party to various other legal proceedings and claims which arise in the ordinary course of business and for certain of these proceedings has been indemnified by Schlumberger.

     As of December 31, 1998 there are no such matters pending that Sedco Forex expects to be material in relation to its business, financial condition, results of operations or cash flows.

                          SEDCO FOREX HOLDINGS LIMITED

               (AMOUNTS IN THOUSANDS, UNLESS OTHERWISE INDICATED)

     Commitments required to complete currently authorized capital expenditures on rig newbuilds and major conversion projects were approximately $608 million and $410 million (unaudited) as of December 31, 1998 and June 30, 1999, respectively.

14. SUPPLEMENTARY INFORMATION

     Cash paid for interest and income taxes was as follows:

                                                            YEAR ENDED DECEMBER 31,
                                                          ---------------------------
                                                           1998      1997      1996
                                                          -------   -------   -------
Interest................................................  $21,436   $19,237   $ 6,061
Income taxes............................................   30,018    26,181    10,791

     Accounts payable and accrued liabilities are summarized as follows:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1997
                                                              --------   --------
Payroll, vacation and employee benefits.....................  $ 93,203   $ 70,800
Trade.......................................................    87,425     69,122
                                                              --------   --------
                                                              $180,628   $139,922
                                                              ========   ========

     Other current assets are summarized as follows:

                                                                DECEMBER 31,
                                                              -----------------
                                                               1998      1997
                                                              -------   -------
Value added tax receivable..................................  $17,972   $22,369
Other.......................................................    7,435     4,151
                                                              -------   -------
                                                              $25,407   $26,520
                                                              =======   =======

15. SUBSEQUENT EVENT

     An after-tax charge of $32.5 million was recorded in March 1999. This charge consisted primarily of severance costs of $13.2 million (600 employees) and provisions for potential legal claims of $19.3 million.

     During March 1999, Sedco Forex obtained two additional loans aggregating $158 million from a related party. These loans are being used to finance Sedco Forex's existing fleet of rigs. Both loans bear interest at rates based on a fixed spread over the LIBOR. Both loans have a repayment term of ten years.

16. INCOME PER COMMON SHARE (UNAUDITED)

     Income per common share is calculated in accordance with FASB Statement No. 128, Earnings per Share ("SFAS 128"). Basic income per common share is computed by dividing the net income applicable to common shares by the weighted average common shares outstanding during the period. Diluted earnings per common share would adjust basic income per common share for the effects of any convertible securities, stock options and other potentially dilutive financial instruments, only in the periods in which such effort is dilutive.

     The pro forma income per common share was calculated based on net income of Sedco Forex using the number of shares expected to be issued to the shareholders of Sedco Forex upon the consummation of the merger (Note 1). The pro forma average common shares outstanding were calculated based on approximately 100.8 million diluted Transocean Offshore Inc. ordinary shares issued on the date the merger was announced. Upon consummation of the merger Schlumberger shareholders will own approximately 52% of the diluted Transocean Sedco Forex ordinary shares and the existing holders of Transocean ordinary shares will own the remaining 48%. Accordingly, the shareholders of Schlumberger will own approximately 109.2 million diluted Transocean Sedco Forex ordinary shares.

     Historical earnings per share has not been presented because Sedco Forex did not have a capital structure as of December 31, 1998.

                          SEDCO FOREX HOLDINGS LIMITED

                         QUARTERLY RESULTS (UNAUDITED)
               (AMOUNTS IN THOUSANDS, UNLESS OTHERWISE INDICATED)

     The following table summarizes the results for each of the four quarters for the years ended December 31, 1998 and 1997 and for the six month period ended June 30, 1999. Gross profit equals operating revenue less cost of services.

                                                                OPERATING
                                                        --------------------------      NET
                                                         REVENUE      GROSS PROFIT     INCOME
                                                        ----------    ------------    --------
Quarters -- 1999
  First...............................................  $  189,158      $ 15,298      $ 11,336(1)
  Second..............................................     162,432        39,174        27,358
                                                        ----------      --------      --------
                                                        $  351,590      $ 54,472      $ 38,694
                                                        ==========      ========      ========
Quarters -- 1998
  First...............................................  $  257,935      $ 89,777      $ 67,264
  Second..............................................     276,453       115,272        91,001
  Third...............................................     290,093       115,548        92,199(2)
  Fourth..............................................     266,042        95,241        91,114(3)
                                                        ----------      --------      --------
                                                        $1,090,523      $415,838      $341,578
                                                        ==========      ========      ========
Quarters -- 1997
  First...............................................  $  192,332      $ 60,867      $ 46,220
  Second..............................................     217,452        73,476        56,024
  Third...............................................     235,201        93,881        76,330
  Fourth..............................................     246,349       101,326        81,881
                                                        ----------      --------      --------
                                                        $  891,334      $329,550      $260,455
                                                        ==========      ========      ========

---------------

(1) Includes after-tax charge of $32.5 million.

(2) Includes after-tax charge of $13.4 million.

(3) Includes after-tax credit of $7.5 million.